Filed Pursuant to Rule 424(b)(3)
Registration No. 333-262574

Prospectus Supplement No. 4

(To Prospectus dated April 6, 2022)

GREENLIGHT BIOSCIENCES HOLDINGS, PBC

86,631,958 Shares of Common Stock

10,350,000 Shares of Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement no. 4 (this “Prospectus Supplement”) updates, amends and supplements the prospectus dated April 6, 2022 (as amended or supplemented from time to time, the “Prospectus”) which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-262574). Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This Prospectus Supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2022 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus and any amendments or supplements thereto. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Our Common Stock is listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “GRNA” and our Public Warrants are listed on Nasdaq under the symbol “GRNAW”. On September 23, 2022, the closing sale price of our Common Stock as reported on Nasdaq was $1.92 per share, and the closing sale price of our Public Warrants as reported on Nasdaq was $0.202 per warrant.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 10 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or passed upon the accuracy or adequacy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is September 26, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 26, 2022

GREENLIGHT BIOSCIENCES HOLDINGS, PBC

(Exact name of registrant as specified in its charter)

Delaware	001-39894	85-1914700
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 Boston Avenue

Suite 3100

Medford, MA 02155

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (617) 616-8188

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	GRNA	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Common Stock for $11.50 per share	GRNAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

EXPLANATORY NOTE

This Current Report on Form 8-K (this “Current Form 8-K”) updates and amends the Current Report on Form 8-K/A (the “Prior 8-K/A”) filed on March 31, 2022 by GreenLight Biosciences Holdings, PBC (“New GreenLight”) solely to provide supplemental financial information that was not required to be included in the Prior 8-K/A but that relates to financial periods that concluded before the consummation of the transactions reported in the Prior 8-K/A.

The supplemental information consists of (a) the audited consolidated financial statements of GreenLight Biosciences, Inc. (“GreenLight”) as of and for the years ended December 31, 2021 and 2020 and (b) management’s discussion and analysis of the financial condition and results of operations of GreenLight as of and for the years ended December 31, 2021 and 2020.

The Merger was accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles. Under this method of accounting, Greenlight was treated as the “acquired” company for financial reporting purposes.

Pursuant to U.S. GAAP, the Company retroactively applied the recapitalization to the Company’s equity structure, including the consolidated statement of stockholders’ (deficit) equity for the years ended December 31, 2021 and 2020, the total stockholders’ (deficit) equity within the Company’s consolidated balance sheet as of December 31, 2021 and 2020, weighted average outstanding shares basic and diluted for the years ended December 31, 2021 and 2020 and warrants for the years ended December 31, 2021 and 2020.

Accordingly, the Company is re-issuing in an updated format the historical financial statements included in Item 9.01(a) of the Prior 8-K/A for the years ended December 31, 2021 and 2020. The information provided in this Current Report on Form 8-K should be read in conjunction with the other portions of the Prior 8-K/A and the Company’s filings on Form 10-Q and Form 8-K made subsequent to the filing of the Prior 8-K/A.

Except as stated above or in the documents incorporated herein by reference, this Form 8-K does not purport to provide an update or a discussion of any developments at New GreenLight after the filing date of the Prior 8-K/A.

Item 9.01	Financial Statements and Exhibits.

(a)	Financial statements of businesses or funds acquired.

The audited consolidated financial statements of GreenLight as of and for the years ended December 31, 2021 and 2020, the related notes thereto and the report of GreenLight’s independent registered public accounting firm are set forth in Exhibit 99.1 hereto and are incorporated herein by reference.

(d)	Exhibits.

Exhibit Number	Description

23.1	Consent of Deloitte & Touche LLP

99.1	Audited Consolidated Financial Statements of GreenLight Biosciences, Inc. as of and for the years ended December 31, 2021 and 2020.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of GreenLight Biosciences, Inc. as of and for the years ended December 31, 2021 and 2020.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREENLIGHT BIOSCIENCES HOLDINGS, PBC

By:	/s/ David Kennedy
Name:	David Kennedy
Title:	General Counsel

Date:	September 26, 2022

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-264256 on Form S-8 of our report dated March 31, 2022, (September 26, 2022, as to the effects of the reverse recapitalization described in Note 1), relating to the financial statements of GreenLight Biosciences, Inc. appearing in this Current Report on Form 8-K of GreenLight Biosciences Holdings, PBC, filed on September 26, 2022.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

September 26, 2022

Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders’ and the Board of Directors of GreenLight Biosciences Holdings, PBC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GreenLight Biosciences, Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ (deficit) equity, and cash flows, for each of the two years in the period ended December 31, 2021 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, expects continuing operating losses for the foreseeable future, needs to raise additional capital to finance its future operations and has stated that substantial doubt exists about its ability to continue as a going concern. Management’s evaluation of events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

March 31, 2022, (September 26, 2022, as to the effects of the reverse recapitalization described in Note 1)

We have served as the Company’s auditor since 2019.

GREENLIGHT BIOSCIENCES, INC.

Consolidated Balance Sheets

(In thousands, except share and per share data)

	As of December 31,
	2020	2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$95,068	$31,446
Prepaid expenses	2,031	2,331

Total Current Assets	97,099	33,777
Restricted cash	80	362
Property and equipment, net	16,279	23,399
Deferred offering costs	—	4,099
Other assets	370	1,420

TOTAL ASSETS	$113,828	$63,058

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
CURRENT LIABILITIES
Accounts payable	$4,537	$7,551
Accrued expenses	6,826	14,624
Convertible debt	—	31,691
Long-term debt, current portion	633	7,234
Deferred revenue	1,663	963
Other current liabilities	252	278

Total Current Liabilities	13,911	62,341
Warrant liabilities	125	2,105
Long-term debt, net of current portion	992	27,152
Convertible debt	17,273	—
Other liabilities	1,562	1,435

TOTAL LIABILITIES	33,863	93,033
COMMITMENTS AND CONTINGENCIES (Note 18)
LEGACY REDEEMABLE CONVERTIBLE PREFERRED STOCK (Note 12)
STOCKHOLDERS’ DEFICIT
Common stock, $0.001 par value; 500,000,000 shares authorized, 96,284,283 and 96,575,107 shares issued and outstanding at December 31, 2020 and December 31, 2021, respectively	10	10
Additional paid-in capital	221,214	223,584
Accumulated deficit	(141,259)	(253,569)

TOTAL STOCKHOLDERS’ (DEFICIT) EQUITY	79,965	(29,975)

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS’ (DEFICIT) EQUITY	$113,828	$63,058

See notes to consolidated financial statements.

GREENLIGHT BIOSCIENCES, INC.

Consolidated Statements of Operations

(In thousands, except share and per share data)

	Years Ended December 31,
	2020	2021
REVENUE:
Collaboration revenue	$962	$—
Grant revenue	785	1,595

Total revenue	1,747	1,595
OPERATING EXPENSES:
Research and development	42,866	89,832
General and administrative	11,165	20,321

Total operating expenses	54,031	110,153

LOSS FROM OPERATIONS	(52,284)	(108,558)
OTHER (EXPENSE) INCOME
Interest income	83	37
Interest expense	(1,028)	(2,419)
Change in fair value of warrant liabilities	(22)	(1,370)

Total other (expense), net	(967)	(3,752)

Net loss	$(53,251)	$(112,310)

Net loss per share—basic and diluted	$(0.69)	$(1.17)

Weighted-average common stock outstanding—basic and diluted	77,673,953	96,371,189

See notes to consolidated financial statements.

GREENLIGHT BIOSCIENCES, INC.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity

(In thousands, except share and per share data)

	$0.001 PAR VALUE CONVERTIBLE PREFERRED STOCK		COMMON STOCK $0.001 PAR VALUE		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS’ (DEFICIT) EQUITY
	SHARES	AMOUNT	SHARES	AMOUNT
Balances at January 1, 2020	74,768,305	$110,288	3,121,514	$3	$1,381	$(88,008)	$(86,624)
Retroactive application of business combination	(74,768,305)	(110,288)	53,016,802	3	110,285	—	110,288

Adjusted Balance at January 1, 2020	—	—	56,138,316	6	111,666	(88,008)	23,664
Issuance of Legacy Series D convertible preferred stock at $1.8118 per share, net of issuance costs of $543	—	—	40,058,691	4	108,852	—	108,856
Vesting of restricted stock awards	—	—	20,691	—	—	—	—
Stock-based compensation expense	—	—	—	—	659	—	659
Exercise of common stock options	—	—	66,585	—	37	—	37
Net loss	—	—	—	—	—	(53,251)	(53,251)

Balances at December 31, 2020	—	$—	96,284,283	$10	$221,214	$(141,259)	$79,965
Vesting of restricted stock awards	—	—	20,706	—	—	—	—
Exercise of Legacy Series A convertible preferred stock warrant			17,090	—	4	—	4
Warrants issued in connection with debt	—	—	—	—	232	—	232
Issuance of Restricted Stock awards				—	—		—
Stock-based compensation expense	—	—	—	—	1,991	—	1,991
Exercise of common stock options	—	—	253,028	—	143	—	143
Net loss	—	—	—	—	—	(112,310)	(112,310)

Balances at December 31, 2021	—	$—	96,575,107	$10	$223,584	$(253,569)	$(29,975)

See notes to consolidated financial statements.

GREENLIGHT BIOSCIENCES, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2020	2021
CASHFLOWS FROM OPERATING ACTIVITIES:
Net loss	$(53,251)	$(112,310)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	1,754	5,772
Gain on disposal of property and equipment	(15)	(5)
Stock-based compensation expense	659	1,991
Non-cash interest expense	588	828
Change in fair value of warrant liabilities	22	1,370
Changes in operating assets and liabilities
Prepaid expenses and other assets	(1,489)	(920)
Accounts payable	1,172	3,697
Accrued expenses and other liabilities	1,904	8,181
Accrued interest	(83)	344
Deferred rent	477	(80)
Deferred revenue	1,663	(700)

Net cash used in operating activities	(46,599)	(91,832)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	—	109
Purchases of property and equipment	(10,047)	(15,148)

Net cash used in investing activities	(10,047)	(15,039)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Legacy Series D Preferred Stock	109,042	—
Payment of Legacy Series D issuance costs	(186)	—
Proceeds from issuance of Convertible Debt	16,775	13,500
Payment of Convertible Debt issuance costs	(134)	—
Proceeds from stock option exercises	37	143
Proceeds from secured debt, net of issuance costs and security deposits	—	10,360
Proceeds from secured term loan, net of issuance costs	—	24,973
Proceeds from tenant improvement allowance	1,250	—
Principal payments on secured debt and term loan payable	—	(1,795)
Principal payments on tenant improvement allowance payable	(304)	(161)
Principal payments on capital lease obligations	(632)	(632)
Payment of deferred offering costs	—	(2,857)

Net cash provided by financing activities	125,848	43,531

NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	69,202	(63,340)
Cash, cash equivalents and restricted cash, beginning of year	25,946	95,148

Cash, cash equivalents and restricted cash, end of year	$95,148	$31,808

SUPPLEMENTAL DISCLOSURE OF CASH-FLOW INFORMATION
Cash paid for interest	$376	867

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Property and equipment included in accrued expenses and accounts payable	$3,562	$1,216

Property and equipment acquired under capital lease	$934	$—

Non-cash Legacy Series D issuance costs	$357	$—

Deferred financing costs in accrued expenses and accounts payable	$—	$1,242

Non-cash debt issuance costs	$—	$610

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

1.	NATURE OF BUSINESS AND BASIS OF PRESENTATION

Organization

GreenLight Biosciences, Inc. (“GreenLight” or the “Company”) was incorporated in Delaware in 2008. GreenLight, together with its wholly owned subsidiaries, GreenLight Pandemic Response, Inc. (“GLPRI”), and GreenLight Security Corporation (“GLSC”), is referred to on a consolidated basis as the “Company”. The Company has developed technology to create high-performing, natural ribonucleic acid (“RNA”) products to address global sustainability challenges and promote healthier plants, foods, and people.

The Company is located and headquartered in Medford, Massachusetts. The Company has additional lab and office space in Research Triangle Park, North Carolina, a manufacturing facility in Burlington, Massachusetts, additional lab and office space in Woburn, Massachusetts, and a manufacturing facility in Rochester, New York. The Company’s revenues and expenses are derived from operations in the United States. Since its inception, the Company has devoted substantially all of its efforts to research and development activities, including the development of the Company’s cell-free RNA production process. The Company does not currently generate revenue from sales of any products.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Business Combination Transaction

On August 9, 2021, the Company entered into the business combination agreement (“Business Combination Agreement”) with Environmental Impact Acquisition Corp. (“ENVI”) and Honey Bee Merger Sub, Inc. (“Merger Sub”). Pursuant to the Business Combination Agreement, on February 2, 2022, Merger Sub merged with and into GreenLight (the “Merger”), with GreenLight surviving the Merger as a wholly owned subsidiary of ENVI (the Merger, together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

Immediately before the closing of the Business Combination, ENVI held approximately $207.0 million in a trust account for its public stockholders. In connection with the Business Combination, ENVI’s public stockholders redeemed shares of public common stock for approximately $194.9 million, and the funds remaining after such redemptions, totaling approximately $12.1 million, became available to finance transaction expenses and the future operations of New GreenLight. In connection with the Business Combination, ENVI entered into agreements with new investors and existing GreenLight investors to subscribe for and purchase an aggregate of approximately 12.4 million shares of ENVI Class A Common Stock (the “PIPE Financing”). The PIPE Financing was consummated on February 2, 2022 and resulted in gross proceeds of approximately $136.4 million, prior to payment of the transaction costs (of which $13.5 million was advanced to GreenLight as of December 31, 2021 and an additional $21.8 million was advanced to GreenLight in January 2022). The direct and incremental transaction costs are approximately $25.0 million, with the net proceeds from the Business Combination of approximately $111.4 million expected.

The Merger is accounted for as a reverse recapitalization, whereby for accounting and financial reporting purposes, the Company was the acquirer. A reverse recapitalization does not result in a new basis of accounting, and the financial statements of the combined entity will represent the continuation of the consolidated financial statements of the Company in many respects. The shares of ENVI remaining after redemptions of shares of ENVI public common stock and the unrestricted net cash and cash equivalents on the date the Business Combination was consummated will be accounted for as a capital infusion to GreenLight.

Retrospective Adjustment

In accordance with guidance applicable to these circumstances, the Company retroactively applied the recapitalization to the Company’s equity structure including the consolidated statement of stockholders’ (deficit) equity from January 1, 2020 to December 31, 2021, the total stockholders’ (deficit) equity within the Company’s consolidated balance sheet as of December 31, 2021 and 2020, the weighted average outstanding shares basic and diluted for the years ended December 31, 2021 and 2020. The retroactive application reflects the equivalent number of shares of the Company’s common stock, $0.0001 par value per share, issued to Legacy GreenLight’s stockholders in connection with the Business Combination at the applicable exchange ratio of .6656 (the “Exchange Ratio”).

Additionally, Legacy GreenLight’s convertible preferred stock previously classified as temporary equity was retroactively adjusted, converted into common stock and reclassified to permanent equity as a result of the reverse recapitalization. All periods prior to the Business Combination have been restated to reflect the convertible preferred stock as converted to common stock, with no convertible preferred stock outstanding.

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

Liquidity and going concern

Since its inception, the Company has devoted substantially all of its resources to building its platform and advancing development of its portfolio of programs, establishing and protecting its intellectual property, conducting research and development activities, organizing and staffing the Company, business planning, raising capital and providing general and administrative support for these operations. The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, technical risks associated with the successful research, development and manufacturing of product candidates, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Current and future programs will require significant research and development efforts, including extensive field trials, preclinical and clinical trials and regulatory approvals prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel, and infrastructure. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

As presented in the financial statements, the Company has incurred substantial losses since inception and incurred net losses of approximately $53.3 million and $112.3 million for the years ended December 31, 2020 and 2021, respectively. As of December 31, 2021, the Company had an accumulated deficit of approximately $253.6 million and cash and cash equivalents of approximately $31.4 million. Cash used in operating activities totaled approximately $46.6 million and $91.8 million for the years ended December 31, 2020 and 2021, respectively. The Company expects to generate operating losses and negative operating cash flows for the foreseeable future.

As of March 31, 2022, the issuance date of the annual consolidated financial statements for the years ended December 31, 2021 and 2020, the Company expects that its existing cash and cash equivalents of approximately $31.4 million as of December 31, 2021, plus proceeds from the Business Combination and the PIPE Financing, will not be sufficient to fund its operations for twelve months from the date these financial statements are issued. The Company is evaluating a range of opportunities to extend its cash runway, including management of program spending, platform licensing collaborations and/or potential financing activity.

The Company will not generate any revenue from product sales unless and until it successfully completes development and obtains regulatory approval for one or more of its product candidates. If the Company obtains regulatory approval for any of its product candidates, it expects to incur significant expenses related to developing its internal commercialization capability to support product sales, marketing and distribution.

As a result, the Company will need substantial additional funding to support its operating activities as it advances its product candidates through development, seeks regulatory approval and prepares for and, if any of its product candidates are approved, proceeds to commercialization. Until such time as the Company can generate significant revenue from product sales, if ever, the Company expects to finance its operating activities through a combination of equity offerings, debt financings, and license and development agreements in connection with any future collaborations. Adequate funding may not be available to the Company on acceptable terms, or at all.

If the Company is unable to obtain funding, the Company will be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

Based on its recurring losses from operations incurred since inception, expectation of continuing operating losses for the foreseeable future, and need to raise additional capital to finance its future operations, the Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the operations of the Company and its wholly owned subsidiaries, GLPRI and GLSC. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses, and the disclosure of contingent assets and liabilities as of and during the reporting period. The Company bases its estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. This process may result in actual results differing materially from those estimated amounts used in the preparation of the financial statements if these results differ from historical experience, or other assumptions do not turn out to be substantially accurate, even if such assumptions are reasonable when made. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, revenue recognition, the accrual of research and development costs, acquisition of in-process research and development assets, the fair values of common and Preferred Stock (as defined below), useful lives assigned to property and equipment, and the fair value of warrant liabilities. The Company assesses estimates on an ongoing basis; however, actual results could materially differ from those estimates.

Operating Segments

Operating segments are identified as components of an enterprise about which separate discrete financial information is made available for evaluation by the chief operating decision maker (“CODM”) in making decisions regarding resource allocation and assessing performance. The CODM is the Company’s Chief Executive Officer. The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Investments qualifying as cash equivalents primarily consist of money market funds. The Company’s cash equivalents in the consolidated balance sheets at December 31, 2020 and 2021, were approximately $95.1 million and $31.4 million, respectively.

Restricted Cash

The Company maintains letters of credit in conjunction with the Company’s lease agreements. As of December 31, 2020 and 2021, the underlying cash balance securing these letters of credit of approximately

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

$0.1 million and $0.3 million, respectively, was classified as a noncurrent asset in the consolidated balance sheets based on the terms of the lease agreement.

Concentrations of Credit Risk

The Company has no significant off-balance sheet credit risk. Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents. The Company maintains deposits in accredited financial institutions in excess of federally insured limits. The Company deposits its cash and cash equivalents in financial institutions that it believes have high credit quality, has not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tier fair value hierarchy that distinguishes between the following:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for a similar asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs that reflect the Company’s own assumptions about the inputs that market participants would use in pricing the asset or liability.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the related assets using the straight-line method. Maintenance and repairs to an asset that do not improve or extend its life are expensed in the period incurred. Expenditures made to improve or extend the life of property and equipment are capitalized. Leasehold improvements are depreciated over the shorter of the useful life of the improvements or the remaining term of the associated lease. The estimated useful lives of property and equipment are as follows:

ESTIMATED USEFUL LIFE
Laboratory equipment	5 years
Computer equipment and software	3 years
Leasehold improvements	Shorter of useful life or lease term

Property and equipment subject to a capital lease are depreciated over the shorter of the useful life or the term of the lease. Construction in progress is stated at cost, which includes direct costs attributable to the setup or construction of the related asset. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the Company’s statement of operations.

Acquired In-process Research and Development

The Company measures and recognizes acquisitions that are not deemed to be business combinations as acquisitions of assets based on the cost to acquire the assets, which includes transaction costs, and the consideration is allocated to the items acquired based on a relative fair value methodology. Goodwill is not recognized in asset acquisitions. In an asset acquisition, the cost allocated to acquire in-process research and development with no alternative future use is charged to research and development expense at the acquisition date. At the time of acquisition, the Company determines if a transaction should be accounted for as a business combination or acquisition of assets.

The Company applied asset acquisition treatment in accounting for the acquisition of the intangible assets of Bayer Crop Science, LLP acquired during the year ended December 31, 2020.

Impairment of Long-lived Assets

The Company evaluates its long-lived assets, which consist primarily of property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Such events and circumstances include, but are not limited to, significant decreases in the market value of an asset, adverse changes in the extent or manner in which the asset is being used, or significant changes in business climate. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. During the years ended December 31, 2020 and 2021, no impairment indicators were identified.

Redeemable Convertible Preferred Stock

The Company classifies redeemable convertible Preferred Stock (“Preferred Stock”) as temporary equity in the accompanying consolidated balance sheets due to certain redemption events that are not within the

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

Company’s control such as a liquidation, winding up, certain mergers, and the occurrence of a deemed liquidation event as defined in the Company’s certificate of incorporation. In the event of a deemed liquidation event, the proceeds from the event are distributed in accordance with liquidation preferences (Note 12). Prior to the retroactive impact of the recapitalization, as of December 31, 2020 and 2021, none of the circumstances under which the Company’s Preferred Stock would become redeemable are probable, and, as a result, the Company does not accrete the carrying values of the Preferred Stock to the redemption values. Subsequent adjustments of the carrying values to the ultimate redemption values will be made only when it becomes probable that such a liquidation event will occur.

Warrants

The Company applies relevant accounting guidance for warrants to purchase the Company’s stock based on the nature of the relationship with the counterparty. For warrants issued to investors or lenders in exchange for cash or other financial assets, the Company follows guidance issued within ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), and ASC 815, Derivatives and Hedging (“ASC 815”), to assist in the determination of whether the warrants should be classified as liabilities or equity. Warrants that are determined to require liability classification are measured at fair value upon issuance and are subsequently remeasured to their then fair value at each subsequent reporting period with changes in fair value recorded in current earnings. Warrants that are determined to require equity classification are measured at fair value upon issuance and are not subsequently remeasured unless they are required to be reclassified.

For warrants issued to nonemployees for goods or services, or to customers as non-cash consideration, the Company follows guidance issued within ASC 718, Compensation – Stock Compensation (“ASC 718”), to determine whether the share-based payments are equity or liability classified. Such warrants are measured at fair value on the grant date. The related expense or reduction in transaction price is recognized in the same period and in the same manner as if the Company had paid cash for the goods or services, or in the same manner that transfer of control of the related performance obligations occurs

Contract Revenue

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), which provides a five-step model for recognizing revenue from contracts with customers as follows:

•	Identify the contract with a customer

•	Identify the performance obligations in the contract

•	Determine the transaction price

•	Allocate the transaction price to the performance obligations in the contract

•	Recognize revenue when or as performance obligations are satisfied

For the year ended December 31, 2020, all contract revenue was generated from a collaboration agreement with Ingredion Incorporated (“Ingredion”) to develop a semicontinuous cell-free production process for the commercial production of certain molecules using biological synthesis tools and proprietary technology developed by the Company. The Ingredion Agreement is within the scope of ASC 606. There was no contract revenue generated during 2021 from the collaboration agreement with Ingredion.

Under ASC 606, an entity recognizes revenue when or as its customer obtains control of distinct promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

Our customer arrangements primarily consist of a license, rights to our intellectual property, and research and developments services. Performance obligations are promises in a contract to transfer a distinct good or service to the customer and are considered distinct when (i) the customer can benefit from the good or service on its own or together with other readily available resources and (ii) the promised good or service is separately identifiable from other promises in the contract. In assessing whether promised goods or services are distinct, we consider factors such as the stage of development of the underlying intellectual property, the capabilities of the customer to develop the intellectual property on its own, or whether the required expertise is readily available and whether the goods or services are integral or dependent to other goods or services in the contract.

The Company estimates the transaction price based on the amount expected to be received for transferring the promised goods or services in the contract. The consideration may include fixed consideration or variable consideration. At the inception of each arrangement that includes variable consideration, the Company evaluates the amount of potential payments and the likelihood that the payments will be received. The Company utilizes either the most likely amount method or expected amount method to estimate the amount expected to be received based on which method best predicts the amount expected to be received. The amount of variable consideration, which is included in the transaction price, may be constrained and is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period when the variability is resolved. Under the collaboration agreement with Ingredion, the variability related to the variable consideration would be resolved when the Company has successfully achieved pilot scale production that satisfies specified volume, yield, and cost targets (“Milestone 2”).

For revenue related to sales-based royalties received from licensees, including milestone payments based on the level of sales, where the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any consideration related to sales-based royalty revenue resulting from the Ingredion collaboration agreement.

The Company allocates the transaction price based on the estimated stand-alone selling price of each of the performance obligations and develops assumptions that require judgment to determine the stand-alone selling price for each performance obligation identified in a contract with a customer. The Company utilizes key assumptions to determine the stand-alone selling price for service obligations, which may include other comparable transactions, pricing considered in negotiating the transaction, and the estimated costs. Any variable consideration is allocated specifically to one or more performance obligations in a contract when the terms of the variable consideration relate to the satisfaction of the performance obligation and the resulting amounts allocated are consistent with the amounts we would expect to receive for the satisfaction of each performance obligation.

The consideration allocated to each performance obligation is recognized as revenue when control is transferred for the related goods or services. For performance obligations that consist of licenses and other promises, the Company applies judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition. The Company has determined that the license and research and development services under the Ingredion agreement are a single combined performance obligation satisfied over time. The Company must select a single measure of progress that best depicts the Company’s measurement of progress. ASC 606-10-26-33 states that appropriate methods of measuring progress include output methods and input methods and notes that an entity should consider the nature of the good or service that the entity promised to transfer to the customer in determining the appropriate method for measuring progress. Since activities performed to research and validate one phase may be

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

useful in researching and validating subsequent phases, the Company believes that an input method, which tracks the Company’s efforts required to perform the contracted activities during the contract term, is more representationally faithful than an output method, which might track the agreed upon deliverables that are not similar to one another.

Grant Revenue

In July 2020, we entered into a grant agreement with the Bill & Melinda Gates Foundation to advance research in in vivo gene therapy for sickle cell disease and to explore new, low-cost capabilities for the in vivo functional cure of sickle cell and/or durable suppression of HIV in developing countries. The grant agreement with the Bill & Melinda Gates foundation provides for payments for reimbursed costs, which include general and administrative costs. As we are performing services under the agreement that are consistent with the Company’s ongoing central activities and we have determined that we are the principal in the agreement, we recognize grant revenue as we perform services under this agreement when the funding is committed, which occurs as underlying costs are incurred. Revenues and related expenses are presented gross in the consolidated statements of operations as we have determined that we are the primary obligor under the agreement relative to the research and development services we perform as the lead technical expert.

Deferred Revenue

Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue in the Company’s consolidated balance sheets. If the related performance obligation is expected to be satisfied within the next twelve months, the related deferred revenue will be classified in current liabilities.

Research and Development Costs

Research and development expenses consist primarily of costs related to discovery and research and development of products, including personnel expenses, stock-based compensation expense, allocated facility-related and depreciation expenses, third-party license fees, and external costs of outside vendors engaged to conduct field trials and clinical development activities. The Company records accruals for estimated costs incurred of our field trials, preclinical studies, and manufacturing development. A portion of our field trials, preclinical studies, and manufacturing development activities are conducted by third-party service providers, including contract research organizations and contract manufacturing organizations. The financial terms of these contracts may result in payments that do not match the periods over which materials or services are provided. We accrue the costs incurred under the agreements based on an estimate of actual work completed in accordance with the agreements. In the event we make advance payments for goods or services that will be used or rendered for future research and development activities, the payments are deferred and capitalized as a prepaid expense and recognized as expense as the goods are received or the related services are rendered. Research and development costs that do not meet the requirements to be recognized as an asset as the associated future benefits are uncertain and there is no alternative future use at the time the costs were incurred are expensed as incurred.

General and Administrative Expenses

The Company expenses general and administrative costs to operations as incurred. General and administrative expenses consist primarily of compensation, benefits and other employee-related expenses for personnel in the Company’s administrative, finance, legal, information technology, business development, communications, and human resources functions. Other costs include the legal costs incurred in connection with filing and prosecuting patent and trademark applications, general and administrative related facility costs, insurance costs and professional fees for accounting, tax, consulting, legal and other services.

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

Stock-Based Compensation Expense

The Company accounts for all stock-based payment awards granted to employees and non-employees as stock-based compensation expense at grant date fair value. The Company’s stock-based payments include stock options and grants of common stock, including common stock subject to vesting. The measurement date for employee and non-employee awards is the date of grant, and stock-based compensation costs are recognized as expense over the recipient’s requisite service period, which is the vesting period, on a straight-line basis. The Company has also issued common stock options with milestone or performance-based vesting conditions and recorded the expense for these awards if or when it was deemed probable that the milestone or performance condition would be achieved. Stock-based compensation is classified in the accompanying statements of operations based on the function to which the related services are provided. The Company recognizes stock-based compensation expense for the portion of awards that have vested. Forfeitures are accounted for as they occur.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company has historically been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The Company uses the simplified method as prescribed by the Securities and Exchange Commission Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term for options granted to employees and non-employees, whereby, the expected term equals the arithmetic average of the vesting term and the original contractual term of the options due to its lack of sufficient historical data. The expected term of stock options granted to non-employees is determined in the same manner as stock options granted to employees. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.

Income Taxes

The Company is primarily subject to U.S. federal, Massachusetts, North Carolina and New York state income taxes. The Company accounts for income taxes using the asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred tax assets and liabilities represent future tax consequences of temporary differences between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities and for loss carryforwards using enacted tax rates expected to be in effect in the years in which the differences reverse. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense.

Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies. The Company also recognizes a tax benefit from uncertain tax positions only if it is “more likely than not” that the position is sustainable based on its technical merits. We evaluate uncertain tax positions on a regular basis. The evaluations are based on several factors, including changes in facts and circumstances, and changes in tax law. Interest and penalties related to unrecognized tax benefits are included within the provision for income tax. To date, we have not been subject to any interest or penalties.

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

Net Loss per Share

Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of common shares outstanding during the period and, if dilutive, the weighted-average number of potential shares of common stock.

Common stock equivalent shares are excluded from the computation of diluted net loss per share if their effect is antidilutive. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is generally the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported a net loss attributable to common stockholders for the years ended December 31, 2020 and 2021.

In connection with the Merger, GreenLight equity has been retroactively adjusted to the earliest period presented to reflect the legal capital of the legal acquirer, ENVI. As a result, net loss per share was also retrospectively adjusted for periods ended prior to the Merger. See Note 1 for details of the Merger and Note 16 for discussion of the retrospective adjustment of net loss per share.

Comprehensive Loss

Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. As of December 31, 2020 and 2021, the Company had no items qualifying as other comprehensive loss; accordingly, comprehensive loss equaled net loss.

Deferred Offering Costs

As of December 31, 2021, the Company capitalized deferred offering costs of approximately $4.1 million. Deferred offering costs include certain legal, accounting, consulting and other third-party fees incurred directly related to the anticipated business combination. At the closing of the business combination, these costs will be recorded in stockholders’ deficit as a reduction of additional paid-in capital.

Subsequent Events

The Company considers events or transactions that have occurred after the balance sheet date of December 31, 2021, but prior to March 31, 2022, the date the consolidated financial statements were issued, to provide additional evidence relative to certain estimates or to identify matters that require additional recognition or disclosure. Subsequent events have been evaluated through the date these financial statements were issued.

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), as subsequently amended (“Topic 842”), to improve financial reporting and disclosures about leasing transactions. This ASU requires companies that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases, where the lease terms exceed 12 months. The recognition, measurement and presentation of expense and cash flows arising from a lease by a lessee will depend primarily on its classification as a finance or operating lease; both types of leases will be recognized on the balance sheet. This ASU also requires disclosures to help financial statement users to better understand the amount, timing and uncertainty of cash flows arising from leases. On June 3, 2020, the FASB issued ASU 2020-05, which amended the effective dates of Topic 842 to give immediate relief from business disruptions caused by the COVID-19 pandemic and provides a one-year deferral of the effective date for nonpublic companies. Therefore, for public companies, the effective date is still December 15, 2018, while the effective date for private companies will now be fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. As the Company qualifies as an emerging growth company, the Company will follow the annual reporting guidance as of January 1, 2022 in connection with the issuance of its annual financial statements for the year ended December 31, 2022, and apply the provisions of ASC 842 in interim periods commencing after December 15, 2022. The Company will use the optional transition method to the modified retrospective approach in which Topic 842 will not be applied to comparative periods presented and incremental disclosures are not required for periods before the Company’s adoption of Topic 842. The Company has elected this transition approach as well as the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to carry forward the historical lease classification of contracts entered into prior to January 1, 2022. As a result of electing the package of practical expedients described above, existing leases and related initial direct costs have not been reassessed prior to the effective date, and therefore, adoption of the lease standard did not have an impact on the Company’s previously reported consolidated financial statements. The Company also elected the following practical expedients: (i) combining lease and non-lease components for all asset classes and (ii) leases with an initial term of 12 months or less are not recorded in the consolidated balance sheets, and the associated lease payments are recognized in the consolidated statements of operations on a straight-line basis over the lease term.

The Company expects the adoption of Topic 842 will result in the recognition of right-of-use assets and lease liabilities. These amounts are still being determined through the development of an incremental borrowing rate. The Company does not expect the adoption of Topic 842 to have a material impact to the consolidated statements of operations and comprehensive income, redeemable convertible preferred stock and stockholders’ equity (deficit), or cash flows.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). The amendments in ASU 2020-06 simplify the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. Under ASU 2020-06, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost, as long as no other features require bifurcation and recognition as derivatives. These changes will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that was bifurcated under previously existing guidance. The new guidance also requires the if-converted method to be applied for all convertible instruments. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. Early adoption is permitted. Upon adoption, entities may apply the new standard on a modified retrospective or full retrospective basis. The Company is currently evaluating the impact that the adoption of ASU 2020-06 may have on its financial position and results of operations. The Company’s analysis includes, but is not limited to, reviewing existing convertible debt agreements, assessing potential disclosures, and evaluating the impact of adoption on the Company’s

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

consolidated financial statements. The Company is in the process of determining the impact the ASU 2020-06 will have on the financial statements, as well as its plan for implementation.

3.	BAYER ASSET ACQUISITION

On December 10, 2020, the Company entered into an Assignment and License Agreement (“ALA”) with Bayer CropScience LLP (“Bayer”) to acquire certain assets related to Bayer’s Bee Health, Insect Control, and Deliver intellectual property (the “Bayer Assets” or the “acquired IPR&D”).

The Company acquired the Bayer Assets for cash consideration of $2.0 million. As of the acquisition date, the acquired set of assets does not meet the definition of a business and thus the IPR&D acquired was accounted for as an asset acquisition. As of the acquisition date, the assets acquired had no alternative future use and had not reached a stage of technological feasibility. As a result, the amounts were recorded as research and development expense in the accompanying consolidated statements of operations. Additionally, the Company has also agreed to make additional contingent cash payments up to an aggregate of $2.0 million based on the achievement of certain development, regulatory and commercialization events as set forth in the ALA. The ALA includes potential milestone payments that are dependent upon the development of products using the intellectual property licensed under the ALA and contingent upon the achievement of certain development or regulatory approval milestones, as well as commercial milestones. As of December 31, 2020 and 2021, no milestones have been achieved and it is not probable that the Company will reach any milestones and hence did not recognize these potential obligations in the consolidated financial statements.

As the acquired IPR&D was determined to have no alternative future use and the contingent payments were not determined to be a derivative, these payments will be recorded when the contingency is resolved, and the related consideration is issued or becomes issuable. As of December 31, 2020 and 2021, no contingent payments have been accrued or paid.

4.	LICENSE AGREEMENT

In August 2020, the Company entered into a Development and Option Agreement (the “Development and Option Agreement”) with Acuitas Therapeutics, Inc. (“Acuitas”). Under the terms of the Development and Option Agreement, the parties agreed to a program for the joint development of certain products combining the Company’s mRNA constructs with Acuitas’s liquid nanoparticle technology (“Acuitas LNP Technology”). Upon entering the Development and Option Agreement, the Company incurred a $0.8 million technology access fee. Under the Development and Option Agreement, the Company may reserve up to three specified targets (“Reserved Targets”) for development of therapeutic products related to such targets, using the Acuitas LNP Technology. In order to reserve a Reserved Target, the Company must provide a target reservation notice to Acuitas and must pay a target reservation and maintenance fee of $0.1 million per target per contract year. For each Reserved Target, the Company may also reserve up to three additional vaccine or antibody targets meant to be included within the same product as the Reserved Target (“Additional Targets”), which incur additional target reservation fees per contract year. Under the Development and Option Agreement, the Company is required to maintain at least one Reserved Target.

Under the Development and Option Agreement, the Company has the right to exercise a license option to develop and commercialize one or more therapeutic products relating to each Reserved Target. In the event that the Company exercises the options, the Company will pay $1.5 million for the first non-exclusive license, approximately $1.8 million for the second non-exclusive license and approximately $2.8 million for the third non-exclusive license. Under the terms of the Development and Option Agreement, the Company is also responsible for the full-time employee funding obligations and reimbursements to Acuitas for certain development and material costs incurred by them, which totaled approximately $0.5 million in 2021.

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

In January 2021, the Company exercised the first option under the Development and Option Agreement and entered into a non-exclusive license agreement with Acuitas (the “Acuitas License Agreement”), under which the Company was granted a non-exclusive, worldwide, sublicensable license under the Acuitas LNP Technology to research, develop, manufacture, and commercially exploit vaccine products consisting of certain of the Company’s mRNA constructs and Acuitas’s LNP technology. In connection with the option exercise, the Company paid Acuitas an option exercise fee of $1.5 million. Under the Acuitas License Agreement, the Company is required to pay Acuitas an annual license maintenance fee of $1.0 million for the first and second targets and $0.8 million for the third target until the Company achieves a particular development milestone. Acuitas is entitled to receive potential clinical and regulatory milestone payments in in the low double-digit millions for this exercised option. With respect to the sale of each licensed product, the Company is also obligated to pay Acuitas percentage royalties in the low single digits on net sales of the licensed products by the Company and its affiliates and sublicensees in a given country until the last to occur, in such country, of (i) the expiration or abandonment of all licensed patent rights covering the licensed product, (ii) expiration of any regulatory exclusivity for the licensed product, or (iii) ten years from the first commercial sale of the licensed product.

The option exercise fee under the Development and Option Agreement was recorded as research and development expense upon the Company’s exercise of the first option. Additionally, the technology access fees, target reservation and maintenance fees, expenses associated with the full-time employee funding obligations and reimbursements for development and material costs incurred by Acuitas are recorded as research and development expense when incurred. The annual maintenance fee will be recorded as an expense on an annual basis based on the stated amount for the applicable year. Upon determination that a milestone payment is probable to occur, the amount of the milestone payment will be recorded as research and development expense. As the triggering of these milestone payments was not considered probable as of December 31, 2020 and 2021, no expense has been recorded during these periods. The royalty payment is contingent upon sales of licensed products under the Acuitas License Agreement. As such, when such expenses are considered probable and estimable at the commencement of sales, the Company will accrue royalty expense for the amount the Company is obligated to pay.

The Company recorded an aggregate of $0.8 million and $2.0 million of research and development expenses, consisting of the technology access fees, option exercise fee and technology maintenance fees, for the years ended December 31, 2020 and 2021, respectively.

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

5.	FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value hierarchy utilized to determine such fair values (in thousands):

DESCRIPTION	DECEMBER 31, 2020	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Asset
Money market funds	$55,747	$55,747	$—	$—

Total assets measured at fair value	$55,747	$55,747	$—	$—

Liability
Warrant liability	$125	$—	$—	$125
Convertible debt	$17,273	$—	$—	$17,273

Total liabilities measured at fair value	$17,398	$—	$—	$17,398

DESCRIPTION	DECEMBER 31, 2021	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Asset
Money market funds	$31,446	$31,446	$—	$—

Total assets measured at fair value	$31,446	$31,446	$—	$—

Liability
Warrant liabilities	$2,105	$—	$—	$2,105
Convertible debt	$31,691	$—	$—	$31,691

Total liabilities measured at fair value	$33,796	$—	$—	$33,796

Money market funds were valued by the Company based on quoted market prices, which represent a Level 1 measurement within the fair value hierarchy.

There have been no transfers between fair value levels during the years ended December 31, 2020 and 2021. The carrying values of other current assets, accounts payable and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities.

The fair value of the common and Preferred Stock warrant liabilities was determined using the Black-Scholes option-pricing model with the assumptions as disclosed in Note 11. These assumptions include significant judgments including the fair value of the underlying common and Preferred Stock. An increase or decrease in the estimated fair value will result in increases or decreases in the fair value of the warrant liabilities

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

and such changes could be material.

The carrying value of each of the Horizon term loan, the SVB term loan, and the equipment financing as of December 31, 2021 approximates their fair value as the interest rate approximates the market rate for loans with similar terms and risk characteristics. The Company estimated the fair value of the convertible debt using a discounted cash flow analysis and currently prevailing market terms as of December 31, 2021. The carrying value and fair value of the convertible debt was $30.2 million and $28.9 million, respectively, as of December 31, 2021. The fair value of the convertible debt was determined using Level 3 inputs. See Note 10 for further detail of all outstanding debt as of December 31, 2021.

The following table presents a roll-forward of the aggregate fair values of the Company’s liabilities for which fair value is determined by Level 3 inputs (in thousands):

WARRANT
LIABILITY
Balance—January 1, 2020	$103
Change in fair value	22

Balance—December 31, 2020	125
Issuance of common stock warrant	610
Change in fair value	1,370

Balance—December 31, 2021	$2,105

6.	COLLABORATION ARRANGEMENT

The Company’s collaboration revenue is generated through collaboration arrangements with Ingredion. Starting in December 2015, the Company entered into a Master Collaboration and Exclusive License Agreement and related amendments (collectively, the “Ingredion Agreements”) with Ingredion to develop a semicontinuous cell-free production process for the commercial production of certain molecules using biological synthesis tools and proprietary technology developed by the Company. The parties have mutually agreed to end the collaboration and an official termination notice was received on September 30, 2021.

As per the Ingredion Agreements, (a) the Company and Ingredion were to agree to specific collaboration projects from time to time and the Company was to be compensated by Ingredion for each project according to an agreed-upon billing schedule, (b) Ingredion was to make payments to the Company upon achievement of specific technical milestones, and (c) Ingredion was also to make royalty payments, including annual minimum royalty payments, to the Company if and when certain commercial and regulatory milestones are met.

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

The Company recognized funded research and collaboration revenue of approximately $1.0 million and $0 in the consolidated statements of operations during the years ended December 31, 2020 and 2021, respectively, related to specific collaboration projects associated with the Ingredion Agreements. Costs associated with the Ingredion Agreements were recorded as research and development expenses.

Under the Ingredion Agreements, the Company was entitled to receive up to $12,000 in milestone payments upon the achievement of six separate milestones, including demonstration of feasibility, achievement of pilot scale production that satisfies specified volume, yield, and cost targets (“Milestone 2”), and achievement of commercial scale production that satisfies specified volume, yield, and cost targets, as well as achievement of three separate targets for net sales by Ingredion of products based on the licensed technology. At the end of each reporting period, the Company re-evaluated the probability of achievement of Milestone 2 and any related constraint, and if necessary, adjusted its estimate of the overall transaction price. Any such adjustments were added to the transaction price with a corresponding adjustment being made to the measure of progress, and, as necessary, recorded on a cumulative catch-up basis, which would have affected collaboration revenue in the period of adjustment. As of December 31, 2020 and 2021, no milestones had been achieved, and during the year ended December 31, 2021, the Ingredion Agreements were terminated. As such, no milestone payments have been included in the transaction price.

For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). The Company was entitled to receive royalties on net sales by Ingredion of products based on the licensed technology. The royalty rate was in the mid-single digits and was subject to an annual minimum royalty in the amounts of $0.1 million starting 30 months after achievement of Milestone 2, $0.5 million per year after the fifth anniversary of achievement of Milestone 2, and $1.0 million annually after the eighth anniversary of achievement of Milestone 2. As of December 31, 2020 and 2021, no milestones had been achieved, and during the year ended December 31, 2021, the Ingredion Agreements were terminated. As such, no royalty revenue has been recognized.

7.	GRANT REVENUE

In July 2020, the Company was approved to receive a grant from the Bill & Melinda Gates Foundation in the amount of approximately $3.3 million. As of December 31, 2021, the Company had received the entire grant award, of which approximately $2.4 million was received during the year ended December 31, 2020, and the remaining approximately $0.9 million was received during the year ended December 31, 2021. The grant funds are to be used for the sole purpose of research for in vivo gene therapy for sickle cell disease and to explore new, low-cost capabilities for the in vivo functional cure of sickle cell and or durable suppression of HIV in developing countries. The Company incurred research and development costs of approximately $0.7 million and $1.4 million associated with this grant as of December 31, 2020 and 2021, respectively. The Company has recognized revenue of approximately $0.8 million and $1.6 million in the consolidated statements of operations for the years ended December 31, 2020 and 2021, respectively, and recorded the balance of approximately $1.7 million and $1.0 million as deferred revenue in the consolidated balance sheets as of December 31, 2020 and 2021, respectively. The research supported by this grant is expected to be completed by May 31, 2022.

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following as of December 31, 2020 and 2021 (in thousands):

	DECEMBER 31,
	2020	2021
Computer hardware and software	$533	$732
Laboratory equipment	8,040	19,590
Leasehold improvements	4,545	10,442
Construction in progress	6,847	1,894

Total	19,965	32,658
Less: Accumulated depreciation and amortization	(3,686)	(9,259)

Property and equipment, net	$16,279	$23,399

As of December 31, 2020 and 2021, property and equipment, net included capital lease assets of approximately $2.5 million, with accumulated amortization of approximately $0.9 million and $1.5 million, respectively, within the consolidated balance sheets. Depreciation and amortization expense for the years ended December 31, 2020 and 2021, was approximately $1.7 million and $5.7 million respectively, within the consolidated statements of operations.

9.	ACCRUED EXPENSES

Accrued expenses as of December 31, 2020 and 2021 consisted of the following (in thousands):

	December 31,
	2020	2021
Accrued employee compensation and benefits	$4,024	$8,492
Accrued research and development	612	4,059
Accrued professional fees	568	1,888
Accrued other	1,622	185

Total accrued expenses	$6,826	$14,624

10.	DEBT

A summary of the outstanding debt as of December 31, 2021 is as follows (in thousands):

As of December 31, 2021
Description	Issuance Date(s)	Maturity Date(s)	Stated Interest Rate	Principal Balance Outstanding	Unamortized Debt Discount	Debt Balance
Trinity Equipment Financing	March 2021 - August 2021	March 2024 - August 2024	9.48% - 9.73%	9,454	(252)	9,202
Term Loan - Silicon Valley Bank	September 2021	September 2024	3.50%	10,000	(225)	9,775
Term Loan - Horizon	December 2021	May 2025	9.00%	15,000	(582)	14,418
Capital Lease				992	—	992

Total Debt				35,446	(1,060)	34,386
Less: current portion, net of current portion of debt discount						(7,234)

Total long-term						27,152
Convertible Note - PIPE Investors	December 2021	December 2022	0.33%	13,500	0	13,500
Convertible Notes	April & May 2020	April & May 2022	5.00%	18,213	(22)	18,191

				31,713	(22)	31,691

				67,159	(1,082)	66,077

(a)

As of December 31, 2020 and 2021, the Company’s debt liability included $16.8 million of convertible notes issued by GLPRI in 2020, as well as the associated accrued interest liability of $0.6 million and $1.4 million, respectively.

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

Convertible Instruments - PIPE Investors

In December 2021, certain new and existing investors in GreenLight (the “Prepaying PIPE Investors”) agreed to purchase from GreenLight convertible instruments with an aggregate principal amount of approximately $35.3 million (the “PIPE Instruments”), $13.5 million of which was received on or before December 31, 2021. The remainder of the PIPE Instruments were issued in January 2022 in exchange for cash totaling approximately $21.8 million. As such, the Company recorded $13.5 million of the debt liability as of December 31, 2021. The PIPE Instruments bear interest at the minimum applicable federal rate per annum payable at maturity. The PIPE Instruments have a maturity date on the earlier of twelve months after their issuance dates or an event of default. The PIPE Instruments are pre-payable in whole or in part at any time. The terms of the PIPE Instruments require GreenLight to settle the total outstanding principal together with any accrued but unpaid interest on the maturity date. See Note 18 for further discussion of the PIPE transaction.

The PIPE Instruments provided for the automatic conversion of the outstanding principal into shares of the class of capital stock issued in a Qualified Financing (as defined below). Upon the closing of certain change of control transactions or an initial public offering (“IPO”), GreenLight was obligated to repay the Prepaying PIPE Investors an amount equal to the outstanding principal balance and interest accrued on the PIPE Instruments in preference to any payments made to the holders of GreenLight’s common stock.

In conjunction with entering into the PIPE Instruments, each PIPE Investor entered into a side letter agreement (the “Side Letter”) with GreenLight, which required the PIPE Investor to tender its PIPE Instrument as a corresponding payment for all or a portion of such PIPE Investor’s purchase of shares upon the closing of a business combination with ENVI.

The PIPE Instruments included the following conversion and redemption features:

a)

Upon an equity financing involving the sale of capital stock of the Company primarily for capital-raising purposes on terms no less favorable to the purchasers than the terms of GreenLight’s Series D Preferred Stock financing (a “Qualified Financing”), all then outstanding principal on each PIPE Instrument would automatically convert into that number of shares of capital stock issued in such Qualified Financing equal to the quotient obtained by dividing (i) the outstanding principal amount of the PIPE Instrument by (ii) the lower of the Conversion Discount Price or the Capped Price (each as defined for purposes of the PIPE Instrument).

b)

Upon a change of control or an IPO, the holders of the PIPE Instruments would be entitled to receive an amount equal to the outstanding principal and interest on the holders’ PIPE Instruments in preference to the holders of GreenLight’s common stock.

c)

Upon the occurrence of an event of default, the PIPE Instruments would automatically become due and payable. Upon such acceleration, all outstanding principal (with no penalty) and unpaid accrued interest would become payable.

The Company assessed the embedded features within the PIPE Instruments and did not identify any material embedded derivative in connection with the automatic conversion upon a Qualified Financing. The other embedded features did not meet the definition of a derivative or were clearly and closely related to the host contract, and thus did not require separate accounting.

In February of 2022, in accordance with the Side Letter, the PIPE Instruments were surrendered and cancelled upon the occurrence of a business combination with Environmental Impact Acquisition Corp. See Note 18 for further discussion of the business combination.

Term Loan – Horizon

In December 2021, the Company entered into a loan and security agreement with Horizon Technology Finance Corporation and Powerscourt Investments XXV, LP (together “Horizon”), which provided for a term loan facility in an aggregate principal amount of up to $25.0 million, $15.0 million of which was borrowed at the closing and the remainder of which may be borrowed following the achievement of certain milestones, but not after June 30, 2022.

Accrued interest is payable monthly. The principal of each term loan must be repaid in equal monthly installments beginning February 1, 2023 (or August 1, 2023 if any of the remaining $10.0 million is borrowed), with a scheduled final maturity date of July 1, 2025. The Company may prepay the term loans in full, but not in part, without premium or penalty, other than a premium equal to (i) 3% of the principal amount of any prepayment made within 12 months after the applicable funding date, (ii) 2% of the principal amount of any

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

prepayment made between 12 and 24 months after the applicable funding date and (iii) 1% of the principal amount of any prepayment made more than 24 months after the applicable funding date. On the earlier of the scheduled final maturity date and the prepayment in full of the term loans, the Company must pay a final payment fee equal to 3.0% of the original principal amount of the funded term loans.

The debt was recorded based on proceeds received net of related debt issuance costs of approximately $0.6 million. The debt issuance costs include the fair value of approximately $0.4 million for the warrants the Company is committed to issue in conjunction with this financing. The Company is obligated to issue 80% of the warrant obligation during the three months ending March 31, 2022, and such warrant obligation is calculated at 3% of the loan commitment. The number of warrants to be issued and strike price will be set at the lower of $5.26 and 90% of the public trading value of shares of ENVI if issued after the close of the Business Combination. Since the Company is committed to issue these warrants, the Company has recorded the estimated fair value of these warrants as of the date of the loan and security agreement of $0.5 million, of which $0.4 million is recorded as debt issuance cost and $0.1 million is recorded in other assets for the portion of the principal amount not yet borrowed by the Company as of December 31, 2021. Total debt issuance costs of approximately $0.6 million is being amortized over the term of the financing agreement.

Term Loan – Silicon Valley Bank

In September 2021, the Company entered into a loan and security agreement with Silicon Valley Bank (“SVB”), which provided for a term loan facility in an aggregate principal amount of up to $15.0 million, $10.0 million of which was borrowed at the closing and the remainder of which may be borrowed following the achievement of certain milestones, but not after March 31, 2022.

Accrued interest is payable monthly. The principal of each term loan must be repaid in equal monthly installments beginning April 1, 2022 (or October 1, 2022, if GreenLight borrows any of the remaining $5.0 million), with a scheduled final maturity date of September 1, 2024. On the earlier of the scheduled final maturity date and the prepayment in full of the term loans, the Company must pay a final payment fee equal to 4.0% of the original principal amount of the term loans. GreenLight may prepay the term loans in increments of $5.0 million and without premium or penalty, other than a premium equal to (i) with respect to any prepayment made on or before September 22, 2022, 3% of the principal so prepaid, (ii) with respect to any prepayment made after September 22, 2022 and on or before September 22, 2023, 2% of the principal so prepaid and (iii) with respect to any prepayment made after September 22, 2023 and on or before September 1, 2024, 1% of the principal so prepaid. GreenLight granted a first-priority, perfected security interest in substantially all of its present and future personal property and assets, excluding intellectual property, to secure its obligations to SVB.

The debt was recorded based on proceeds received net of related debt issuance costs of approximately $0.3 million. The debt issuance costs include the fair value of approximately $0.2 million for the 34,427 shares of common warrants the Company previously issued in conjunction with this financing. No additional common warrants were issued in conjunction with this financing. Total debt issuance costs of approximately $0.4 million is being amortized over the term of the financing agreement.

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

Equipment Financing

On March 29, 2021, the Company entered into a master equipment financing agreement with Trinity Capital (Trinity) authorizing equipment financing in the aggregate of approximately $11.3 million with advances to be made as follows: (1) up to $5.0 million at execution of the agreement and (2) the remaining balance to be drawn at Company’s option but no later than September 1, 2021. The monthly payment factors are determined by Trinity based on the Prime Rate reported in The Wall Street Journal on the first day of the month in which a financing schedule is executed, which as of the effective date of the equipment financing agreement was 3.25%. The effective interest rate on the advances ranged from 13.2% to 16.3% as of December 31, 2021. As of December 31, 2021, the Company has drawn the entire $11.3 million on multiple advances, which is repayable over a 36-month period that commenced on the advance date. The carrying value of the assets subject to a lien under this financing arrangement is approximately $13.3 million.

The debt was recorded based on proceeds received net of related debt issuance costs of approximately $0.4 million, which are being amortized over the term of the financing agreement. The debt issuance costs include the fair value of approximately $0.1 million for the 146,325 common stock warrants the Company issued in conjunction with this financing.

Convertible Notes

In April and May 2020, GLPRI issued a series of convertible notes payable in exchange for cash totaling approximately $16.8 million (the “2020 Notes”). The Company guaranteed payment and performance of the 2020 Notes. The 2020 Notes bear interest at 5% per annum that is accrued each period and is payable at maturity. The effective interest rate was 5.4% as of December 31, 2021. The total amount of accrued interest on the notes is approximately $0.6 million and $1.4 million as of December 31, 2020 and 2021, respectively. The 2020 Notes mature two years after their respective issuance dates. The 2020 Notes are only pre-payable with the consent of the holders. GLPRI is required to settle the total outstanding principal together with any accrued but unpaid interest on the maturity date.

The 2020 Notes provide the option to convert the outstanding principal, plus accrued and unpaid interest, into shares of the Company’s Series D Preferred Stock (on or after the date of the Series D Preferred Stock financing) or the right to receive royalties on future sales of certain of GLPRI’s products.

In conjunction with entering into the 2020 Note agreements, each holder entered into a side letter agreement (the “Side Letter”) with GreenLight and GLPRI, which gives the holder the right to convert the 2020 Notes into shares of Series D Preferred Stock at a discounted conversion price (85% of the price per share of the Series D Preferred Stock) in the event that the Series D financing is deemed an inside round. This discount did not apply as the Series D financing was determined not to be an inside round. At issuance, the Company concluded that the fair value of the discount feature was de minimis.

The 2020 Notes include the following conversion and redemption features:

•

From the date of the initial closing of the then-next equity financing of the Company (the “Series D Financing”) until maturity, conversion at the option of the holder into Series D Preferred Stock (based upon the original issue price of the Series D Preferred Stock) or the right to receive certain royalty payments over a 15-year period, commencing on the conversion date (such royalty payment being equal to the net sales of specified GLPRI products multiplied by the adjusted royalty rate, such royalty payment not to exceed the net profit in any quarter).

•

Upon the occurrence of certain contingent events after the Company’s Series D Financing and before maturity, automatic conversion into Series D Preferred Stock (based upon the original issue price of the Series D Preferred Stock).

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

•

Automatic redemption upon an event of default, as defined in the 2020 Notes. Upon the occurrence of an event of default, the 2020 Notes will either automatically become due and payable or can become due and payable at the holder’s option (based on the nature of the event of default). Upon such acceleration, all outstanding principal (with no penalty) and unpaid accrued interest will become payable.

The Company assessed the embedded features within the 2020 Notes and determined that the features do not meet the definition of a derivative or were clearly and closely related to the host contract, and thus did not require separate accounting. In addition, the optional redemption feature to receive royalty payments is subject to a scope exception from derivative accounting.

The 2020 Notes were recorded based on proceeds received and were recorded net of related debt issuance costs of approximately $0.1 million, which are being amortized to interest expense using the effective interest rate method over the term of the notes.

In August 2021, the 2020 Notes were amended and restated to make the Company the sole obligor under the 2020 Notes and to remove the right to receive royalties on future sales of certain products.

Loan Interest Expense and Amortization

The Company’s total interest expense was approximately $1.0 million and $2.4 million for the year ended December 31, 2020 and 2021, respectively. The following summarizes the components of total interest expense (in thousands):

	December 31,
	2020	2021
Interest paid or accrued	$440	$2,253
Noncash amortization of debt discount and deferred financing cost	588	166

Total	$1,028	$2,419

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

Scheduled future principal payments on total outstanding debt, as of December 31, 2021, are as follows (in thousands):

December 31,
2022	$37,176
2023	13,916
2024	11,972
2025 and thereafter	2,657

Total	$65,721

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

11.	WARRANTS

Preferred Stock Warrants Classified as Liabilities

The Company has outstanding warrants to purchase shares of Series A-1, A-2, and A-3 Preferred Stock. These warrants are recognized as liabilities on the consolidated balance sheets and were measured at their inception date fair value and subsequently remeasured at each reporting period with changes recorded as a component of other income in the Company’s consolidated statement of operations. Preferred stock warrants classified as liabilities consisted of the following as of December 31, 2020, and 2021 (in thousands, except share and per share data):

	AS OF DECEMBER 31, 2020
Warrant Class	Shares	Fair Value	Issuance Date	Exercise Price	Expiration Date
Series A-1	48,921	$75	December 31, 2011	$0.18	The earlier of January 17, 2022 or a deemed liquidation or IPO

Series A-2	21,131	21	August 26, 2014	$1.77	The earlier of August 25, 2024 or the date of a qualifying acquisition

Series A-3	17,206	29	December 18, 2015	$0.24	The earlier of December 18, 2025 or a deemed liquidation or IPO

Total	87,258	$125

	AS OF DECEMBER 31, 2021
Warrant Class	Shares	Fair Value	Issuance Date	Exercise Price	Expiration Date
Series A-1	31,830	$228	December 31, 2011	$0.18	The earlier of January 17, 2022 or a deemed liquidation or IPO

Series A-2	21,131	138	August 26, 2014	$1.77	The earlier of August 25, 2024 or the date of a qualifying acquisition

Series A-3	17,206	110	December 18, 2015	$0.24	The earlier of December 18, 2025 or a deemed liquidation or IPO

Total	70,167	$476

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

The Company estimated the fair value of the warrants as of December 31, 2020, and 2021 using the Black-Scholes option-pricing model with the following assumptions:

	As of December 31, 2020
Valuation Assumptions	Series A-1	Series A-2	Series A-3
Fair value of underlying series of preferred stock	$2.18	$2.31	$2.64
Risk free interest rate	0.10%	0.27%	0.36%
Expected volatility	88.4%	78.5%	82.4%
Estimated time (in years)	1.05	3.65	4.97

	As of December 31, 2021
Valuation Assumptions	Series A-1	Series A-2	Series A-3
Fair value of underlying series of preferred stock	$9.19	$9.21	$9.25
Risk free interest rate	0.06%	0.97%	1.12%
Expected volatility	87.6%	85.5%	84.9%
Estimated time (in years)	0.05	2.65	3.97

Preferred Stock Warrant Classified as Equity

In connection with the July 2020 issuance of Series D convertible Preferred Stock, a warrant to purchase shares of Series D Preferred Stock was issued. The holder of the warrant is entitled to purchase 581,821 shares of the Company’s Series D Preferred Stock at an exercise price of $2.7221 per share.

The warrant was determined to represent compensation for services provided by the holder and was accounted for under ASC 718. The warrants were issued to the holder in relation to its role in assisting the Company with identifying the lead investor for the financing round. The warrant meets the requirements for equity classification under ASC 718 and should be measured at cost, which was determined to be equal to its grant date fair value of approximately $0.4 million. As the services related to its issuance were completed during 2020, the Company recognized the cost of the warrant during the year ended December 31, 2020. As the warrant was determined to be a direct and incremental cost of the Series D financing, the cost of the warrant was recorded as a stock issuance cost.

	Preferred Stock Warrant classified as Equity
Warrant Class	Shares	Issuance Date	Exercise Price per Share	Expiration Date
Series D preferred stock	581,821	July 24, 2020	$2.7221	The earlier of July 24, 2025 or the date of a qualifying acquisition or IPO

Common Stock Warrant classified as Liability

In connection with the equipment financing in March 2021, the Company issued a warrant to purchase 146,325 shares of the Company’s common stock at an exercise price of $1.23 per share.

The warrant was determined to represent additional consideration provided to the lender at the closing of the financing agreement and thus considered a component of the financing transaction, and therefore was accounted for under ASC 480. The warrant meets the requirements for liability classification under ASC 480 and should be

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

measured at cost at its inception date fair value and subsequently remeasured at the end of each reporting period, with changes recorded as a component of other income in the Company’s consolidated statement of operations.

Warrant Class	Shares	Fair Value	Issuance Date	Exercise Price	Expiration Date
Common stock	146,325	$1,188	March 29, 2021	$1.23	The earlier of March 29, 2031 or the date of a qualifying acquisition

The warrant’s fair value upon issuance and as of December 31 2021 was estimated to be approximately $0.1 million and $1.2 million, respectively, and was measured using a Black-Scholes option-pricing model with the following assumptions:

Valuation Assumptions	At Issuance (as of March 29, 2021)	As of December 31, 2021
Fair value of common stock	$1.23	$8.85
Risk free interest rate	1.73%	1.52%
Expected volatility	72.10%	63.30%
Expected term (in years)	10.00	9.25

In connection with Loan Agreement the Company entered into with Horizon Technology Finance Corporation and Powerscourt Investments XXV, LP in December 2021, the Company committed to issue the lender a warrant to purchase shares of the Company’s common stock which was issued subsequent to year-end. The Company valued the commitment to issue warrants using the Black-Scholes option pricing model adjusted based on probability of issuance as of year-end and determined the fair value to be $0.5 million as of December 31, 2021. The significant inputs used to determine fair value are 1.5% risk free interest rate, 59.6% annualized volatility, 10 year term and $7.90 strike price.

Common Stock Warrant classified as Equity

In connection with the Loan Agreement the Company entered into with Silicon Valley Bank in June 2016, the Company issued the bank a warrant to purchase 26,624 shares of the Company’s common stock at an exercise price per share of $0.33 (the “Common Warrant”). The Common Warrant will be exercisable for ten years from the date of issuance. The Common Warrant was determined to represent additional consideration for services provided by the lender, rather than a component of the financing transaction, and therefore was accounted for under ASC 718. The Common Warrant meets the requirements for equity classification under ASC 718 and is measured at cost, which was determined to be equal to its grant date fair value of approximately $5 thousand.

In connection with the term loan obtained in September 2021 from SVB, the Company authorized a warrant to SVB to purchase up to 34,427 shares of the Company’s common stock at an exercise price per share of $2.61 (the “2021 Common Warrant”). As of December 31, 2021, the warrant is exercisable for up to 22,952 shares of common stock. The 2021 Common Warrant is classified as a component of permanent equity because it is a freestanding financial instrument that is legally detachable and separately exercisable from the debt instrument with which it was issued, is immediately exercisable, does not embody an obligation for the Company to repurchase its shares, and permits the holder to receive a fixed number of shares of common stock upon exercise. The Company valued the 2021 Common Warrant at issuance using the Black-Scholes option pricing model and determined the fair value of the 2021 Common Warrant to be approximately $0.2 million.

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

Common stock warrant classified as a component of permanent equity consisted of the following at December 31, 2021:

As of December 31, 2021
Warrant Class	Shares	Issuance Date	Exercise Price per Share	Expiration Date
Common stock warrant	26,624	June 14, 2016	$0.33	The earlier of June 13, 2026 or the date of a qualifying acquisition

Common stock warrant	34,427	September 22, 2021	$2.61	The earlier of September 21, 2031 or the date of a qualifying acquisition

Total	61,051

During the years ended December 31, 2020 and 2021 there were no exercises of existing common stock warrants.

12.	REDEEMABLE CONVERTIBLE PREFERRED STOCK

In connection with the Business Combination, Legacy GreenLight redeemable convertible preferred stock previously classified as temporary equity was retroactively adjusted, converted into common stock at an exchange ratio of approximately 0.6656, and reclassified to permanent equity as a result of the reverse recapitalization. The Company’s equity structure has been restated in all comparable periods up to February 2, 2022 to reflect this treatment. As a result, all share and per share amounts related to Legacy GreenLight’s convertible preferred stock below have been adjusted based on the Merger Exchange Ratio of 0.6656.

The Company has historically issued Series A-1 redeemable convertible Preferred Stock (the “Series A-1 Preferred Stock”), Series A-2 redeemable convertible Preferred Stock (the “Series A-2 Preferred Stock”), Series A-3 redeemable convertible Preferred Stock (the “Series A-3 Preferred Stock” and together with the Series A-1 Preferred Stock and the Series A-2 Preferred Stock, the “Series A Preferred Stock”), Series B redeemable convertible Preferred Stock (the “Series B Preferred Stock”), Series C redeemable convertible Preferred Stock (the “Series C Preferred Stock”) and Series D redeemable convertible Preferred Stock (the “Series D Preferred Stock”), all of which are collectively referred to as the “Preferred Stock.”

Series D Preferred Stock — In June 2020, the Company issued and sold 37,673,731 shares of Series D Preferred Stock at a price of $2.7221 per share. In July 2020, the Company issued and sold an additional 2,384,960 shares of Series D Preferred Stock at a price of $2.7221 per share, resulting in aggregate gross cash proceeds of approximately $109.0 million. Issuance costs associated with the Series D Preferred Stock closings were approximately $0.5 million, of which $0.4 million represents non-cash stock issuance costs associated with the Series D warrants discussed in Note 11.

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

Authorized Shares

Prior to the retroactive impact of the recapitalization, at December 31, 2020 and 2021, the Company was authorized to issue 145,948,944 shares of Legacy redeemable convertible preferred stock with a par value of $0.001 per share (“Preferred Stock”). The following table summarizes details of Legacy Preferred Stock authorized, issued and outstanding as of December 31, 2020 and 2021 (in thousands, except share and per share data):

	Years Ended December 31,
Legacy Redeemable Convertible Preferred Stock Classes	2020	2021
Series A-1 redeemable convertible preferred stock, $0.001 par value, 2,865,698 shares authorized, 2,807,571 shares issued and outstanding as of December 31, 2020 and 2,827,878 shares issued and outstanding as of December 31, 2021 Liquidation preference of $6,079 and $6,334 at December 31, 2020 and December 31, 2021, respectively	$4,411	$4,414
Series A-2 redeemable convertible preferred stock, $0.001 par value, 7,018,203 shares authorized, 6,993,693 shares issued and outstanding as of December 31, 2020 and December 31, 2021 Liquidation preference of $18,224 and $19,138 at December 31, 2020 and December 31, 2021, respectively	11,438	11,438
Series A-3 redeemable convertible preferred stock, $0.001 par value, 8,647,679 shares authorized 8,629,505 shares issued and outstanding as of December 31, 2020 and December 31, 2021 Liquidation preference of $28,952 and $30,544 at December 31, 2020 and December 31, 2021, respectively	19,917	19,917
Series B redeemable convertible preferred stock, $0.001 par value, 21,245,353 shares authorized, issued and outstanding as of December 31, 2020 and December 31, 2021 Liquidation preference of $22,567 and $24,017 at December 31, 2020 and December 31, 2021, respectively	18,671	18,671
Series C redeemable convertible preferred stock, $0.001 par value, 35,152,184 shares authorized, 35,092,183 shares issued and outstanding as of December 31, 2020 and December 31, 2021 Liquidation preference of $65,014 and $69,595 at December 31, 2020 and December 31, 2021, respectively	55,851	55,851
Series D redeemable convertible preferred stock, $0.001 par value, 71,019,827 shares authorized, 60,184,332 shares issued and outstanding and as of December 31, 2020 and December 31, 2021 Liquidation preference of $113,736 and $122,459 at December 31, 2020 and December 31, 2021, respectively	108,499	108,499

Total	$218,787	$218,790

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

Voting Rights

The holders of each share of Preferred Stock (“Preferred Stockholders”) generally have the right to one vote for each share of common stock into which such Preferred Stock could then convert. On matters on which the holders of shares of a particular series of Preferred Stock have the right to vote separately as a single class, such holders have the right to one vote per share of Preferred Stock of that particular series.

Conversion

Each share of Preferred Stock is convertible into common stock at any time at the option of the holder. Each share will be converted into such number of shares of common stock as is determined by dividing the applicable original issuance price by the applicable conversion price in effect at the time of the conversion. The conversion price is subject to adjustment upon the happening of specified events, including the issuance or deemed issuance of certain additional shares of common stock, stock splits and combinations, dividends, distributions, mergers and reorganizations. The original issuances prices of the shares of Series A-1, Series A-2, Series A-3, Series B, Series C and Series D Preferred Stock are $1.5300, $1.645, $2.3185, $0.8565, $1.5946 and $1.8118 per share, respectively. As of December 31, 2020 and 2021, the Series A-1, Series A-2, Series A-3, Series B, Series C and Series D conversion prices are $1.2100, $1.2700, $1.6300, $0.8565, $1.5946 and $1.8118 per share, respectively. As such, the shares of Preferred Stock convert on a one-for-one basis, except that the shares of Series A-1, Series A-2 and Series A-3 Preferred Stock convert at the rates of approximately 1.26446, 1.29528 and 1.42239 shares of common stock, respectively, per share of Preferred Stock.

Conversion is mandatory at the earlier of the closing of a firm commitment underwritten public offering of the Company’s common stock at a price of at least $5.4354 per share and with net proceeds to the Company of at least $75.0 million or at the election of the holders of a majority of the outstanding shares of Series D Preferred Stock.

Dividends

The holders of Series A-1 Preferred Stock are entitled to receive cumulative dividends that accrue at an annual rate of approximately 5%. The holders of Series A-2, Series A-3, Series B, Series C and Series D Preferred Stock are entitled to receive cumulative dividends that accrue at an annual rate of approximately 8%. Dividends are payable only when, as and if declared by the Board of Directors. In the event the Company declares, pays, or sets aside any dividends on shares of any class of capital stock of the Company, other than dividends on shares of common stock payable in shares of common stock, the holders of Preferred Stock will be entitled to receive, before or at the same time as such dividends, a dividend on each outstanding share of Preferred Stock in the amount of the accruing dividends unpaid as of such date as well as a comparable dividend on an as-converted basis. As of December 31, 2020, and 2021, no dividends had been declared.

Redemption

The Company’s Preferred Stock may only be redeemed upon a deemed liquidation event as described in the Company’s certificate of incorporation. Upon redemption, holders of shares of Preferred Stock of a particular series are entitled to receive a redemption amount equal to the original issue price of the shares of that series, plus any accrued but unpaid dividends and any declared but unpaid dividends for the shares of that series, subject to the terms summarized in the “Liquidation Preference” section below.

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of shares of Preferred Stock of a particular series are entitled to receive an amount per share equal to the greater of (i) the original issuance price of the shares of Preferred Stock of that series, plus any accruing dividends that are unpaid, whether or not declared, plus any other dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had such shares of Preferred Stock been converted into common stock. Such liquidating distributions are payable first, to the holders of shares of Series D Preferred Stock, second, to the holders of shares of Series C Preferred Stock and Series B Preferred Stock on a pari passu basis, third, to the holders of shares of Series A Preferred Stock on a pari passu basis, and finally, to the holders of shares of common stock. If insufficient assets and funds are available to permit payment of the full amount of the applicable liquidation preference payable to the holders of any series of Preferred Stock (or group of series payable on a pari passu basis), then all available assets and funds will be distributed to the holders of such series (or group of series) on a pro rata basis, taking into account the order of priority set forth in the previous sentence.

After payment in full to the Preferred Stockholders, the holders of common stock are entitled to receive the remaining assets of the Company available for distribution on a pro rata basis based on the number of shares held.

13.	COMMON STOCK

Prior to the retroactive impact of the recapitalization, the Company was authorized to issue 191,500,000 shares of $0.001 par value common stock as of December 31, 2020 and 2021. Upon closing of the business combination, the Company was authorized to issue 500,000,000 shares of $0.0001 par value common stock.

The voting, dividend, and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock set forth above.

Each share of common stock generally entitles the holder to one vote, together with the holders of Preferred Stock, on all matters submitted to the stockholders for a vote. As of December 31, 2020 and 2021, no cash dividends have been declared or paid.

As of December 31, 2021, the Company has reserved the following shares of common stock for potential conversion of outstanding Preferred Stock, potential conversion of convertible debt and PIPE Notes with accrued interest through the applicable year-end, into Series D Preferred Stock, the vesting of restricted stock and exercise of stock options and preferred and common stock warrants:

As of December 31, 2021
Convertible debt with accrued interest	6,684,122
Options to purchase common stock	19,803,226
Preferred stock warrants	651,988
Common stock warrants	207,376

Total	27,346,712

14.	STOCK-BASED COMPENSATION

2012 Stock Incentive Plan

The Company adopted the 2012 Stock Incentive Plan (the “Plan”) in April 2012 for the issuance of stock options and other stock-based awards to employees, consultants, officers, and directors. As of December 31,

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

2020 and 2021, the maximum number of shares of Common Stock issuable under the Plan is 20,337,715. There were 5,053,403 and 1,701,678 shares of common stock available for future grants under the Plan as of December 31, 2020 and 2021, respectively.

The Plan is administered by the Company’s board of directors (the “Board”). The exercise prices, vesting and other restrictions are determined at the discretion of the Board, except that the exercise price per share of incentive stock options may not be less than 100% of the fair market value of the common stock on the date of grant. Stock options awarded under the Plan expire ten years after the grant date unless the Board sets a shorter term. Vesting periods for awards under the plans are determined at the discretion of the Board. Incentive stock options granted to employees and non-statutory options and restricted stock awards granted to employees, officers, members of the Board, advisors, and consultants of the Company typically vest over four or five years.

The fair value of stock option awards is estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

	Years Ended December 31,
	2020	2021
Fair value of underlying common stock	$0.69 - $0.98	$1.23 - $8.85
Weighted average risk-free interest rate	0.27% - 1.55%	0.48% - 1.42%
Expected term (in years)	5 - 6	6
Expected volatility	69.5% -70.4%	56.3% - 68.9%
Expected dividend yield	0.00%	0.00%

The following table summarizes the activity of the Company’s stock options under the Plan for the year ended December 31, 2021:

			AVERAGE	AGGREGATE
		WEIGHTED-	REMAINING	INTRINSIC
		AVERAGE	CONTRACTUAL	VALUE
	SHARES	EXERCISE PRICE	TERM (in years)	(in thousands)
Outstanding at December 31, 2020	15,001,672	$0.62	8.5	$9,170
Granted	3,811,151	3.20	—	—
Exercised	(253,027)	0.57		2,096
Cancelled or forfeited	(458,248)	1.61		—

Outstanding at December 31, 2021	18,101,548	$1.14	8.0	$139,505

Vested and expected to vest at December 31, 2021	18,101,548	$1.14	8.0	$139,505
Exercisable at December 31, 2021	7,449,211	$0.51	6.9	$62,157

The weighted-average grant date fair value of stock options granted during the years ended December 31, 2020, and 2021 was $0.60 per share and $1.92 per share, respectively. As of December 31, 2021, total unrecognized compensation expense related to stock options totaled approximately $9.4 million, which is expected to be recognized over a weighted-average period of 2.9 years.

The aggregate intrinsic value of common stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

exercise prices lower than the fair value of the Company’s common stock. The intrinsic value of options exercised in 2020 and 2021, was approximately $0.1 million and $2.1 million, respectively.

Restricted Stock

The fair value of each restricted common stock award is estimated on the date of grant based on the fair value of the Company’s common stock on that same date. Since 2018, the Company has issued 87,809 shares of restricted common stock to independent members of the Board of Directors, members of the Scientific Advisory Board and certain scientific founders, having a fair value of approximately $84 thousand, and subject to vesting over periods of 2 to 4 years.

A summary of the Company’s restricted stock activity during the years ended December 31, 2020, and 2021 is presented below:

	SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE
Unvested shares as of December 31, 2020	24,937	$0.56
Vested	(20,706)	0.82

Unvested shares as of December 31, 2021	4,231	$1.15

The total fair value of restricted stock that vested during the year ended December 31, 2020 and 2021 was approximately $11 thousand and $25 thousand, respectively.

Stock-Based Compensation Expense

Stock-based compensation expense recorded as research and development and general and administrative expenses, for employees, directors and non-employees during the years ended December 31, 2020 and 2021 is as follows (in thousands):

	Years Ended December 31,
	2020	2021
Research and development	$306	$1,018
General and administrative	353	973

Total stock-based compensation expense	$659	$1,991

The Company expects to recognize additional stock-based compensation expense associated with 292,650 shares subject to GreenLight options that vest based on both a liquidity and a service condition. At the date of grant in 2020, achievement of the conditions in the performance-based award was deemed not probable and, accordingly, the grant date fair value of the award was zero based upon the probable outcome of such conditions. The liquidity condition is satisfied upon the occurrence of certain events, including a merger or acquisition or other business combination transaction involving the Company and a publicly traded special purpose acquisition company or other similar entity and, as a result, the liquidity condition for certain of GreenLight’s options will be satisfied upon the completion of the Business Combination. Assuming achievement of the highest level of performance, the performance-based award would have had a grant date fair value of $0.2 million. In December 2021, the Company’s Board of Directors voted to extend the length of time to allow for the performance vesting to occur by March 31, 2022. The fair value of the award, as modified, was $2.1 million as of the modification date. Upon closing of the Business Combination, the Company expects to recognize approximately $1.4 million of incremental stock-based compensation expense associated with these options, and the remainder will be recognized over the remaining service period. As of December 31, 2021, the performance condition has not yet been achieved, and 292,650 shares subject to performance-based options were not vested.

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

16.	NET LOSS PER SHARE

The following table summarizes the computation of basic and diluted net loss per share attributable to common stockholders of the Company (in thousands, except share and per share data):

	Years Ended December 31,
	2020	2021
Numerator:
Net loss	$(53,251)	$(112,310)

Denominator:
Weighted-average common stock outstanding	77,673,953	96,371,189

Net loss per share, basic and diluted	$(0.69)	$(1.17)

The Company’s potential dilutive securities include unvested restricted stock, common stock options and common and preferred stock warrants that will convert to common stock. The Company excluded the following potential common stock, presented based on amounts outstanding at period end, from the computation of diluted net loss per share attributable to common stockholders because including them would have had an anti-dilutive effect:

	As of December 31,
	2020	2021
Convertible debt with accrued interest	6,378,460	6,684,122
Unvested restricted stock	24,937	4,231
Options to purchase common stock	15,001,672	18,101,548
Preferred stock warrants	107,416	651,988
Common stock warrants	26,624	207,376

Total	21,539,109	25,649,265

17.	INCOME TAXES

As the Company generated net operating losses (“NOLs”) during 2020 and 2021, has generated historical NOLs, and is forecasting to continue to generate NOLs, the Company did not record a provision for or benefit from income taxes for the years ended December 31, 2020, and 2021.

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

A reconciliation of the Company’s effective tax rate to the statutory federal income tax rate is as follows for the years ended December 31, 2020, and 2021:

	Years Ended December 31,
	2020	2021
Federal income tax (benefit)/expense at statutory rate	21.0%	21.0%
State income tax benefit	5.4%	6.9%
Permanent items	-0.2%	-0.5%
Change in Valuation Allowance	-29.3%	-30.6%
Federal R&D Tax Credits	3.1%	3.0%
Other	0.0%	0.2%

Effective income tax rate	0.0%	0.0%

Deferred tax assets and liabilities reflect the net tax effects of NOLs and tax credit carryforwards and temporary differences between the carrying amount of assets and liabilities for financial reporting and the amounts used for tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2020, and 2021 were as follows (in thousands):

	Years Ended December 31,
	2020	2021
Deferred tax assets:
Federal net operating loss carryforwards	$26,464	$48,956
State net operating loss carryforwards	6,542	12,477
Tax credits	4,059	8,736
Stock based compensation	89	233
Capitalized research and development expenses	4,398	3,649
Accruals and other	763	1,482

Total deferred tax assets	42,315	75,533
Valuation allowance	(39,965)	(74,340)

Total deferred tax assets	$2,350	$1,193

Deferred tax liabilities:
Depreciation and amortization	$(2,350)	$(1,193)

Total deferred tax liabilities	$(2,350)	$(1,193)

Total net deferred tax assets (liability)	$—	$—

As of December 31, 2021, the Company had federal NOL carryforwards of $232,116 and state NOL carryforwards of approximately $197,424, which are available to reduce future taxable income. The Company also had federal tax credits of $7,485 as of December 31, 2021. The federal NOLs generated before 2018 of approximately $27,104 will expire at various dates through 2037, and NOL carryforwards generated after 2017 of approximately $205,012 have an indefinite carryforward period. The state NOLs and tax credit carryforwards will expire at various dates through 2040.

After consideration of all the evidence, both positive and negative, the Company has recorded a valuation allowance against its deferred tax assets at December 31, 2020, and 2021 because the Company’s management has determined that it is more likely than not that these assets will not be fully realized.

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

Utilization of the NOL carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of NOL and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. The Company has not completed an evaluation of ownership changes through December 31, 2021, to assess whether utilization of the Company’s NOL or research and development credit carryforwards would be subject to an annual limitation under Section 382. To the extent an ownership change occurs in the future, the NOL and credit carryforwards would be subject to limitation.

The Company has generated federal and state research and development credits but has not conducted a study to document the qualified activity. This study may result in an adjustment to the Company’s research and development credit carryforwards; however, until a study is completed, and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s research and development credits and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the research and development credit carryforwards and the valuation allowance.

As of December 31, 2020, and 2021, the Company had not recorded any uncertain tax provisions. The Company files income tax returns in the U.S. federal and various state jurisdictions. The federal and state income tax returns are generally subject to examinations for the tax years ended December 31, 2018, through December 31, 2021. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service or state tax authorities to the extent utilized in a future period. There are currently no federal or state audits in process.

18.	COMMITMENTS AND CONTINGENCIES

Operating Leases

On May 15, 2009, the Company entered into an operating lease in Medford, Massachusetts, for office and laboratory space that comprises the headquarters. On August 15, 2020, the Company entered into an expansion and extension of its lease effective from August 15, 2020, through the lease term end date of February 14, 2024, unless otherwise extended.

On January 15, 2019, the Company entered into an operating lease for office, laboratory, and greenhouse facilities in Research Triangle Park, North Carolina. The Company has occupied the greenhouse space since January 2019 and the office and laboratory space since January 2020. The lease term is for 84 months from the first day of the first full month following the commencement of the office and laboratory space occupation. The initial lease term expires in December 2026. The Company has the option to extend the lease for an additional five-year term. The lease agreement provided for a base tenant improvement allowance of approximately $0.5 million and an additional tenant improvement allowance of $1.0 million to finance a portion of the capital improvements of the facility. The additional tenant improvement allowance paid for by the landlord is repayable along with the monthly base rent at 9% interest over the lease term. As of December 31, 2021, approximately $0.8 million of the additional tenant improvement allowance was recorded in other liabilities. The Company is required to pay for any additional tenant improvement costs.

On January 1, 2020, the Company entered into an operating lease for its manufacturing facility in Rochester, New York, for an initial term of 63 months, expiring on March 31, 2025. The Company has the option to extend the lease for up to two additional terms of five years each. The lease agreement provided for a base tenant improvement allowance of approximately $17 thousand and an additional tenant improvement allowance of approximately $0.3 million to finance a portion of the capital improvements of the facility. The additional tenant improvement allowance paid for by the landlord is repayable along with the monthly base rent at 10% interest over 60 months. The Company is required to pay for any additional tenant improvement costs.

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

On October 28, 2020, the Company entered into a license and services agreement for an on-demand cleanroom in Burlington, Massachusetts for its pre-clinical and early phase clinical material manufacturing. The license is for a 24-month period and the clean rooms are expected to be available starting the third quarter of 2021.

On November 15, 2020, the Company entered into an operating lease with its landlord for additional lab space in Woburn, Massachusetts. On January 11, 2021, the Company entered into an expansion of its Woburn lab space lease effective from March 1, 2021, that was amended on March 22, 2021, and further amended on April 14, 2021, for additional space effective from April 1, 2021, and June 1, 2021, respectively. The lease term has an end date of February 14, 2024.

On February 22, 2021, the Company entered into a sublease agreement for additional lab space in Medford, Massachusetts. The initial term of the lease is 48 months, expiring on February 28, 2025, unless otherwise extended.

On June 23, 2021, the Company entered into an operating lease agreement for additional office space in Medford, Massachusetts. The initial term of the lease is 44 months, expiring on February 28, 2025, unless otherwise extended.

On September 30, 2021, the Company entered into a lease for new laboratory, office and greenhouse space in Research Triangle Park, North Carolina, with an anticipated commencement date in January of 2022. The lease term expires in July 2033, unless extended. The base rent for this lease is approximately $2.3 million per year, subject to a 3% increase each year.

On November 1, 2021, the Company entered into an operating lease for additional laboratory and office space in Rochester, New York. The initial term of the lease is 51 months, expiring on March 31, 2026, unless otherwise extended. Base rent for this lease is approximately $0.1 million per year with annual escalations for cost-of-living adjustments.

Rent expense is recognized on a straight-line basis over the lease term. Total rent expense in the consolidated statements of operations for the operating leases was approximately $2.1 million and $5.1 million for the years ended December 31, 2020 and 2021, respectively.

A summary of the Company’s future minimum lease payments under noncancelable operating leases, excluding tenant improvement payables, as of December 31, 2021, is as follows (in thousands):

FOR THE YEARS ENDED DECEMBER 31,
2022	$7,841
2023	7,257
2024	2,549
2025	1,450
2026	1,242
Thereafter	5,359

Total	$25,698

Capital lease obligation

The Company acquired certain equipment with a value of approximately $0.9 million and $0 under capital lease arrangements during the years ended December 31, 2020 and 2021, respectively. Amortization of assets

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

held under capital leases is included in depreciation expense. The Company leases certain laboratory equipment under capital lease agreements with fixed payments due through December 2023. Capital lease obligations are recorded as long-term debt on the Company’s consolidated balance sheet as of December 31, 2020 and 2021.

Future minimum lease payments under the capital lease agreements as of December 31, 2021, together with the present value of the minimum lease payments are as follows (in thousands):

FOR THE YEARS ENDED DECEMBER 31,
2022	$779
2023	330
Thereafter	—

Total minimum lease payments	$1,109
Less: amount representing interest	(117)

Present value of obligations under capital leases	$992

Current portion of capital lease obligations	$672

Capital lease obligations, long-term	$320

Legal proceedings

Legal claims may arise from time to time in the normal course of business. There are no such claims as of December 31, 2020 and 2021, that are expected to have a material effect on the Company’s consolidated financial statements.

Other funding commitments

In November 2021, the Company entered into a manufacturing and development contract service agreement with a contract development and manufacturing organization for the Company’s mRNA COVID-19 vaccine. Based on the Company’s minimum purchase commitments, the Company expects to pay the organization a minimum of approximately $11.5 million in service fees under the agreement, excluding the cost of raw materials. Based on the current schedule, the Company expects to incur the majority of these expenses in 2022 and a portion in the first quarter of 2023.

19.	Defined Contribution Plan

The GreenLight Biosciences 401(k) Retirement Plan is a defined contribution plan in the form of a qualified 401(k) plan in which substantially all employees are eligible to participate upon employment. Subject to certain IRS limits, eligible employees may elect to contribute from 1% to 100% of their compensation. Company contributions to the plan are at the sole discretion of the Company. During the year ended December 31, 2021, the Company did not provide any matching contribution to employees.

20.	SUBSEQUENT EVENTS

The Company has completed an evaluation of all subsequent events through March 31, 2022, the date these consolidated financial statements were available to be issued. There were no subsequent events that require adjustments to or disclosure in the financial statements, except for those referenced below.

Business Combination

On February 2, 2022, the Company’s stockholders approved the Business Combination, by and among the company formerly known as ENVI, GreenLight Biosciences, Inc. and Honey Bee Merger Sub, Inc., pursuant to which Honey Bee Merger Sub, Inc. was merged with and into GreenLight, with GreenLight surviving the merger.

As a result of the Merger, and upon consummation of the Merger and the other transactions contemplated by the Business Combination Agreement, GreenLight became a wholly owned subsidiary of ENVI. Upon the closing of the Business Combination, the Company changed it’s name to GreenLight Biosciences Holdings, PBC (“New GreenLight”), with stockholders of GreenLight becoming stockholders of New GreenLight.

GREENLIGHT BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

The following transactions at closing of the Merger included:

•	Merger Sub merged with and into GreenLight, with GreenLight surviving as a wholly owned subsidiary of New GreenLight;

•

each issued and outstanding share of capital stock of GreenLight converted into a number of shares of New GreenLight Common Stock equal to the product of (x) the conversion ratio applicable to such share, if any, under GreenLight’s certificate of incorporation, multiplied by (y) 0.6656, which is the quotient obtained by dividing (a) 120,000,000, by (b) the number of Fully-Diluted Shares as defined in the Business Combination Agreement;

•

each GreenLight Option converted into an option to purchase a number of shares of New GreenLight Common Stock in accordance with the terms and subject to the conditions of the Business Combination Agreement;

•

each GreenLight Warrant, to the extent outstanding and unexercised, converted into a warrant to acquire shares of New GreenLight Common Stock in accordance with the terms and subject to the conditions of the Business Combination Agreement; and

•	each share of ENVI Class A Common Stock and ENVI Class B Common Stock that was issued and outstanding immediately prior to the Merger became one share of New GreenLight Common Stock.

Collaboration Agreement

In March 2022, the Company entered into a License Agreement with Serum Institute of India Private Limited (“SIIPL”), pursuant to which the Company granted SIIPL an exclusive, sub-licensable, royalty-bearing license to use the Company’s proprietary technology platform to develop, manufacture and commercialize up to three mRNA products in all territories other than the United States, the 27 member states of the European Union, the United Kingdom, Australia, Japan, New Zealand, Canada, South Korea, China, Hong Kong, Macau, and Taiwan (the “SIIPL Territory”). The first licensed product target will be a shingles product, and SIIPL has an option to add up to two additional product targets through the end of 2024.

Pursuant to the License Agreement, SIIPL will pay the Company an upfront license fee of $5.0 million, as well as payments upon target selection and reservation of exclusivity. In addition, the Company may receive up to a total of an additional $22 million in milestone payments across all three product targets, as well as manufacturing technology transfer payments. SIIPL shall pay royalty payments on the sale of products resulting from the licensed technology for the term of the License Agreement. The License Agreement shall terminate on a product-by- product and country-by-country basis on the later of the expiration of the patent rights owned by the Company or the tenth anniversary of the first commercial sale of the applicable product(s) in the applicable country.

SIIPL is responsible for the development, formulation, filling and finishing, registration and commercialization of the products in the SIIPL Territory, subject to oversight from a joint steering committee composed of representatives of the Company and SIIPL. SIIPL will use commercially reasonable efforts to develop and obtain regulatory approval for the products in the countries in the SIIPL Territory. The License Agreement includes terms customary in the industry for provisions related to sublicensing, intellectual property, and termination, and customary representations and warranties of GreenLight and SIIPL, along with certain customary covenants, including confidentiality, limitation of liability and indemnity provisions.

Operating Leases

In March 2022, the Company entered into a lease for new laboratory space in Lexington, Massachusetts, with an anticipated commencement date of April 2022. The lease term expires in May 2033. The base rent for this lease is $3.9 million per year, subject to a 3% increase each year.

Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF GREENLIGHT

The following discussion and analysis of the financial condition and results of operations of GreenLight Biosciences, Inc. and its consolidated subsidiaries should be read together with GreenLight’s audited consolidated financial statements as of and for the years ended December 31, 2021, and 2020, together with the related notes thereto, filed as Exhibit 99.1 to the Current Report on Form 8-K containing this Exhibit 99.2 (the “2021 Consolidated Financial Statements”). This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2021 being filed concurrently with this Current Report on Form 8-K (the “Annual Report”). All references to years, unless otherwise noted, refer to our fiscal years, which end on December 31. For purposes of this section, all references to “we,” “us,” “our,” “GreenLight” or the “Company” refer to GreenLight and its consolidated subsidiaries. Capitalized terms used but not defined herein have the respective meanings given to them in the Annual Report.

Overview

GreenLight Biosciences, Inc. is a pre-commercial stage synthetic biology company with a proprietary cell- free ribonucleic acid (RNA) production platform for the discovery, development and commercialization of high- performing products to promote healthier plants, foods, and people. Our vision is to pave the way for a sustainable planet through widely available and affordable RNA products. We are developing RNA products for plant and life science applications to advance crop management, plant protection, animal health, vaccine development and pandemic preparation. We have a pipeline of product candidates across various stages of development.

Since our inception in 2008, we have devoted substantially all of our efforts and financial resources to conducting research and development activities for our programs, acquiring, in-licensing, and discovering product candidates, securing related intellectual property rights, raising capital and organizing and staffing our company. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations primarily with proceeds from the sale of preferred stock and to a lesser extent proceeds from the issuance of convertible notes and debt financing. From our founding through December 31, 2021, we have raised an aggregate of approximately $218.8 million of net proceeds from the sale of our preferred stock, and from 2020 to 2021 we have raised $67.0 million from the issuance of debt and convertible notes (including approximately $13.5 million from the PIPE Prepayment).

We have incurred significant operating losses since inception. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our current or future product candidates. Our net losses were $53.3 million and $112.3 million for the years ended December 31, 2020 and 2021, respectively. As of December 31, 2020, and December 31, 2021, we had an accumulated deficit of $141.3 million and $253.6 million, respectively. We expect to continue to incur significant expenses and increasing operating losses. We expect that our expenses and capital requirements will increase substantially in connection with our ongoing activities, particularly if and as we:

•	conduct field and clinical trials for our product candidates;

•	continue to develop additional product candidates;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional clinical, scientific manufacturing and commercial personnel;

•

expand external and/or establish internal commercial manufacturing sources and secure supply chain capacity sufficient to provide commercial quantities of any product candidates for which we may obtain regulatory approval;

•	acquire or in-license other product candidates and technologies;

•	seek regulatory approvals for any product candidates that successfully complete field trials or clinical trials;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain regulatory approval; and

•

add operational, financial and management information systems and personnel to support our product development, clinical execution and planned future commercialization efforts, as well as to support our transition to operating as a public company.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. We expect to finance our operations through the sale of equity securities, debt financings or other capital sources, which may include collaborations with other companies or other strategic transactions. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements or arrangements as and when needed, we may have to significantly delay, scale back, or discontinue the development and commercialization of one or more of our product candidates and delay or discontinue the pursuit of potential in-license or acquisition opportunities.

Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations. The Company expects that its existing cash and cash equivalents of $31.4 million as of December 31, 2021 (including approximately $13.5 million of the PIPE Prepayment), together with the net proceeds of the Business Combination and PIPE Financing described in more detail below, will not be sufficient to fund its operations for twelve months from the date we issued our consolidated financial statements for the years ended December 31, 2020 and 2021. We received net proceeds from the Business Combination of approximately $111.4 million and we are evaluating a range of opportunities to extend cash runway, including management of program spending, platform licensing collaborations and potential financing activities.

Response to COVID-19

In response to the ongoing global COVID-19 pandemic, we established a cross-functional task force and have implemented business continuity plans designed to address and mitigate the impact of the COVID-19 pandemic on our employees and our business. Our operations are considered an essential business and we have been allowed to continue operating under governmental restrictions during this period. We have taken measures to continue our research and development activities, while work in laboratories and facilities has been organized to reduce risk of COVID-19 transmission. The extent of the impact of the COVID-19 pandemic on our business, operations and product development timelines and plans remains uncertain, and will depend on certain developments, including the duration and spread of the outbreak and its impact on our field trial completion, clinical trial enrollment, trial sites, contract research organizations (“CROs”), contract manufacturing organizations (“CMOs”), and other third parties with whom we do business, as well as its impact on regulatory authorities and our key scientific and management personnel. While we are experiencing limited financial and operational impacts at this time, given the global economic slowdown, the overall disruption of global healthcare systems and the other risks and uncertainties associated with the pandemic, our business, financial condition and results of operations ultimately could be materially adversely affected. We continue to closely monitor the COVID-19 pandemic as we evolve our business continuity plans, clinical development plans and response strategy.

Recent Developments

Business Combination and Public Company Costs

On August 9, 2021, GreenLight entered into the Business Combination Agreement with ENVI and Merger Sub. On February 2, 2022, GreenLight consummated the Business Combination, pursuant to which Merger Sub merged with and into GreenLight, with GreenLight surviving the Merger as a wholly owned subsidiary of ENVI. On February 2, 2022, in connection with the consummation of the Merger, ENVI changed its name to GreenLight Biosciences Holdings, PBC and became a public benefit corporation.

Immediately before the closing of the Business Combination, ENVI held approximately $207.0 million in a trust account for its public stockholders. In connection with the Business Combination, ENVI’s public stockholders redeemed shares of public common stock for $194.9 million, and the funds remaining after such redemptions became available to finance transaction expenses and the future operations of New GreenLight. In connection with the Business Combination, ENVI entered into agreements with new investors and existing GreenLight investors to subscribe for and purchase an aggregate of approximately 12.4 million shares of ENVI Class A Common Stock (the “PIPE Financing”). The PIPE Financing was consummated on February 2, 2022 and resulted in gross proceeds of approximately $136.4 million (of which $35.3 million was advanced to GreenLight by the Prepaying PIPE Investors). Of the advance, $13.5 million had been received as of December 31, 2021.

For more information about the advancement of a portion of the purchase price payable in the PIPE Financing, see “—Liquidity and Capital Resources—Advancement of a Portion of the Purchase Price of the PIPE Financing”.

The Merger was accounted for as a reverse recapitalization, whereby for accounting and financial reporting purposes, GreenLight was the acquirer. A reverse recapitalization does not result in a new basis of accounting, and the financial statements of the combined entity will represent the continuation of the consolidated financial statements of GreenLight in many respects. The shares of ENVI remaining after redemptions of shares of ENVI public common stock and the unrestricted net cash and cash equivalents on the date the Business Combination was consummated were accounted for as a capital infusion to GreenLight.

The most significant change in GreenLight’s financial position and results of operations resulting from the consummation of the Business Combination (including the PIPE Financing) was an estimated cash inflow (as compared to GreenLight’s balance sheet at December 31, 2021) of approximately $136.4 million, prior to payment of the transaction costs. Total direct and incremental transaction costs are estimated at approximately $25.0 million, which was treated as a reduction of the cash proceeds with capital raising costs being deducted from GreenLight’s additional paid-in capital. Cash on hand after giving effect to the Merger will be used for general corporate purposes, including advancement of our product development efforts.

As a consequence of the Business Combination, GreenLight effectively became the successor to a publicly traded and Nasdaq-listed company, which will require GreenLight to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. GreenLight expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.

Financial Overview

Components of Our Results of Operations

Revenue

Through December 31, 2021, we have not recognized any revenue from product sales, and we do not expect to generate any revenue from the sale of products in the next several years. If our development efforts for our product candidates are successful and result in regulatory approval, or license agreements with third parties, we may generate revenue in the future from product sales. However, there can be no assurance as to when we will generate such revenue, if at all.

All of our revenue through December 31, 2021 has been derived from collaboration and license agreements with Ingredion Incorporated (“Ingredion”), which we entered into in 2015 and subsequent periods and, to a lesser extent, from private grants from the Bill & Melinda Gates Foundation. To support COVID-19-related work, GreenLight reassigned resources from the collaboration with Ingredion. When Ingredion decided to take a different technical direction, the parties mutually agreed to end the collaboration and the Ingredion Agreements, and all collaboration projects with Ingredion terminated pursuant to a termination notice received on September 30, 2021.

Collaboration and License Agreements with Ingredion

In December 2015, we entered into a research collaboration with Ingredion to develop a semi-continuous cell-free production process for the commercial production of certain molecules using biological synthesis tools and proprietary technology developed by GreenLight. We subsequently entered into an exclusive license agreement with Ingredion and several amendments to both the collaboration agreement and the license agreement (collectively, the “Ingredion Agreements”). Under the Ingredion Agreements, we agreed to perform specified research and development services for Ingredion, and we granted Ingredion an exclusive license to related intellectual property rights in exchange for milestone and royalty payments.

Under the Ingredion Agreements, we were entitled to receive milestone payments upon the achievement of six separate milestones and, after achievement of a specified milestone, royalties on net sales by Ingredion of products based on the licensed technology. No milestones had been achieved at the time of termination of the Ingredion Agreement.

On September 30, 2021, we received a notice of termination from Ingredion terminating the Master Collaboration Agreement, the Exclusive License Agreement as then in effect, and any specific collaboration projects pursuant thereto.

We recognized funded research and collaboration revenue in 2019 and 2020, related to specific collaboration projects associated with the Ingredion Agreements. Costs associated with the Ingredion Agreements were recorded as research and development expenses. No collaboration revenue was recognized in the year ended December 31, 2021.

Grant Revenue

In July 2020, we entered into a grant agreement with the Bill & Melinda Gates Foundation to advance research in in vivo gene therapy for sickle cell disease and to explore new, low-cost capabilities for the in vivo functional cure of sickle cell and/or durable suppression of HIV in developing countries. We were approved to receive a grant of $3.3 million in the aggregate. As of December 31, 2021, we had received the entire grant amount, of which $1.0 million was recorded as deferred revenue as of that date. The grant agreement provides for payments to reimburse qualifying costs, including general and administrative costs, incurred to perform our obligations under the agreement. Revenue from this grant agreement is recognized as the qualifying costs related to the grant are incurred, and any amounts received in excess of revenue recognized are initially recorded as deferred revenue on our consolidated balance sheets and later recognized as revenue when qualified costs are incurred. The revenue recognized in 2020 and 2021 under the grant was related to qualifying research and development expenditures that we incurred. The research supported by this grant is expected be completed by the end of May 2022.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our discovery efforts and the development of our product candidates. We expense research and development costs as incurred. These expenses include:

Program expenses

•

external research and development expenses incurred under agreements with CMOs, CROs, universities and research laboratories that conduct our field trials, preclinical studies and development services;

•	costs related to manufacturing material for our field trials and preclinical studies;

•	laboratory supplies and research materials;

•	payments made in cash or equity securities under third-party licensing agreements and acquisition agreements;

•	costs to fulfill our obligations under the grant agreement with the Bill & Melinda Gates Foundation; and

•	costs related to compliance with regulatory requirements;

Personnel expenses

•	employee-related expenses, including salaries, bonuses, benefits, stock-based compensation, and other related costs for employees involved in research and development efforts;

Facilities and other expenses

•	costs of outside consultants engaged in research and development functions, including their fees and travel expenses; and

•	facilities, depreciation, and other allocated expenses, which include direct and allocated expenses for rent, utilities, and insurance.

Costs for certain activities are recognized based on an evaluation of the progress to completion of specific tasks using data such as information provided to us by our vendors and analyzing the progress of our field trials and preclinical studies or other services performed.

This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. Such amounts are recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered, or the services rendered.

Our direct research and development expenses are not tracked on a program-by-program basis for our product candidates and consist primarily of external costs, such as fees paid to outside consultants, CROs, CMOs and research laboratories in connection with our pre-clinical development, field trials, process development, manufacturing, and clinical development activities. Our direct research and development expenses by program also include fees incurred under license, acquisition and option agreements. We do not allocate costs associated with our discovery efforts, laboratory supplies, employee costs or facility expenses, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources primarily to conduct our research and discovery as well as for managing our pre-clinical development, field trials, process development, manufacturing, and clinical development activities. We expect that our research and development expenses will continue to increase as we continue our current discovery and research programs, initiate new research programs, continue development of our product candidates and conduct future field and clinical trials for our product candidates.

General and Administrative Expenses

General and administrative expense consists primarily of employee-related costs, including salaries, bonuses, benefits, stock-based compensation and other related costs. General and administrative expense also includes professional services, including legal, accounting and audit services, consulting fees and facility costs not otherwise included in research and development expenses, insurance, and other general administrative expenses.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates. We also anticipate that we will incur significantly increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs as well as investor and public relations expenses associated with operating as a public company.

Other (Expense) Income, Net

Other (expense) income, net consists of interest income, interest expense and any change in the fair value of our warrant liabilities.

Interest Income

Interest income consists of income earned in connection with our investments in money market funds.

Interest Expense

Interest expense consists of interest on outstanding borrowings under our loan agreements with Trinity Capital, Silicon Valley Bank, and Horizon Technology Finance, our PIPE Notes, and tenant improvement loans payable with our lessors. Interest expense also includes interest accrued on convertible notes outstanding as well as amortization of debt discount and debt issuance costs.

Fair value of Warrant Liabilities

Change in fair value of warrant liabilities consists of the remeasurement gains or losses associated with changes in the fair value of the warrant liabilities. Until settlement, fluctuations in the fair value of our warrant liabilities are based on the remeasurement at each reporting period.

Provision for Income Taxes

Our income tax provision consists of an estimate for U.S. federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities and changes in tax law. There is no provision for income taxes for the years ended December 31, 2020 and 2021, as we have historically incurred net operating losses, and expect to continue to generate net operating losses. Based on this history of net operating losses, we also maintain a full valuation allowance against our deferred tax assets.

Results of Operations

Comparison of the Years Ended December 31, 2020, and 2021

The following table summarizes our results of operations for the years ended December 31, 2020, and 2021:

	YEARS ENDED DECEMBER 31,		INCREASE / (DECREASE)
Dollars (in thousands)	2020	2021
Collaboration Revenue	$962	$—	$(962)
Grant Revenue	785	1,595	810

Total Revenue	1,747	1,595	(152)
Operating Expenses:
Research and development	42,866	89,832	46,966
General and administrative	11,165	20,321	9,156

Total operating expenses	54,031	110,153	56,122

Loss from operations	(52,284)	(108,558)	(56,274)

Other income (expense):
Interest income	83	37	(46)
Interest expense	(1,028)	(2,419)	(1,391)
Change in fair value of warrant liability	(22)	(1,370)	(1,348)

Total other expense, net	(967)	(3,752)	(2,785)

Net loss	$(53,251)	$(112,310)	$(59,059)

Collaboration Revenue

There was no collaboration revenue for the year ended December 31, 2021, compared to the collaboration revenue of $1.0 million for the year ended December 31, 2020, all of which was derived from the collaboration with Ingredion. The decrease resulted from our decision to pause the efforts under the Ingredion collaboration program in April 2020 to focus on other research priorities, including efforts to develop a COVID-19 vaccine. The parties mutually agreed to end the collaboration and the Ingredion Agreements, and all collaboration projects with Ingredion terminated pursuant to a termination notice received on September 30, 2021.

Grant Revenue

Grant revenue was $1.6 million for the year ended December 31, 2021, compared to grant revenue of $0.8 million for the year ended December 31, 2020. All of our grant revenue is derived from a grant made by the Bill & Melinda Gates Foundation in July 2020. The increase in grant revenue resulted from the timing of the grant, which occurred in the third quarter of 2020. We recognized three months of grant revenue in the year ended December 31, 2020, compared to twelve months of grant revenue recognized in the year ended December 31, 2021.

Research and Development Expenses

	YEARS ENDED DECEMBER 31,		INCREASE / (DECREASE)
Dollars (in thousands)	2020	2021
Program expense	$16,368	$36,323	$19,955
Personnel costs	19,645	35,844	16,199
Other	6,853	17,665	10,812

Total research and development expenses	$42,866	$89,832	$46,966

Research and development expense was $89.8 million for the year ended December 31, 2021, compared to $42.9 million for the year ended December 31, 2020. The increase of $47.0 million resulted primarily from increased program and personnel expenses. The increase in program expenses of $20.0 million was primarily comprised of a $13.3 million increase related to laboratory supply costs incurred to acquire, develop, and manufacture study and trial materials for our preclinical programs, primarily the COVID-19 program; a $5.2 million increase related to costs incurred for research collaborations and licensing technology for our preclinical program; and a $2.7 million increase in costs incurred for foundational research and development efforts to support advancement of all programs. These increases in expenses were partially offset by a $1.8 million decrease in license fees related to our plant health programs during the year ended December 31, 2021.

The Company’s headcount supporting research and development activities was 257 at December 31, 2021, compared to 144 at December 31, 2020. The increase in headcount generated additional personnel-related costs of $16.2 million. Other research and development costs increased by approximately $10.8 million, primarily related to a $7.0 million increase in facilities costs related to the expansion of laboratory and manufacturing space to support our research activities and a $2.9 million increase in professional fees to support the advancement of our various preclinical programs.

General and Administrative Expenses

General and administrative expense was $20.3 million for the year ended December 31, 2021, compared to $11.2 million for the year ended December 31, 2020. The increase of $9.2 million was primarily due to a $3.6 million increase in professional services fees to support the Business Combination Agreement; an increase of $3.5 million in personnel-related costs in general and administrative functions, which resulted from increased headcount supporting general and administrative activities from 16 at December 31, 2020 to 28 at December 31, 2021; and an increase of $2.1 million related to facilities and other administrative expenses.

Interest Income

For the year ended December 31,2021, interest income decreased by an insignificant amount.

Interest Expense

Interest expense was $2.4 million for the year ended December 31, 2021, compared to $1.0 million for the year ended December 31, 2020. The increase of $1.4 million is primarily related to interest accrued on the Convertible Notes issued in April 2020 and on various loan agreements entered during 2021.

Change in Fair Value of Warrant Liabilities

Expense attributable to the change in fair value of warrant liabilities was $1.4 million for the year ended December 31, 2021, and an insignificant amount for the year ended December 31, 2020. The entire increase of $1.3 million in the fair value of our warrant liabilities was due to the increase in the estimated fair value of our preferred stock and common stock underlying the outstanding warrants.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have generated recurring net losses. We have not yet commercialized any product and we do not expect to generate revenue from sales of any products for several years, if at all. Since our inception, we have funded our operations primarily through proceeds from the issuance of preferred stock and to a lesser extent through the issuance of convertible notes and debt financings. From our founding through December 31, 2021, we have raised an aggregate of approximately $218.8 million of net proceeds from the sale of our preferred stock, and from 2020 to 2021 we have raised $67.0 million from the issuance of debt and convertible notes (including approximately $13.5 million from the PIPE Prepayment). As of December 31, 2021, we had cash and cash equivalents of $31.4 million (including approximately $13.5 million of the PIPE Prepayment).

Business Combination and PIPE Financing

In February 2022, GreenLight consummated the Business Combination with ENVI, which generated gross proceeds to New GreenLight of approximately $136.4 million, including $124.3 million from the PIPE Financing (of which $13.5 million was advanced to GreenLight in December 2021 and of which an additional $21.8 million was advanced to GreenLight in January 2022, as described below) and $12.1 million from the trust account (after redemptions). The gross proceeds do not reflect estimated transaction costs of approximately $25.0 million. For more information, see “—Recent Developments—Business Combination and Public Company Costs” above.

Advancement of a Portion of the Purchase Price of the PIPE Financing

In December 2021, certain PIPE Investors (together, the “Prepaying PIPE Investors”), committed to advancing to GreenLight an aggregate of $35.3 million of the purchase price payable in the PIPE Financing through the purchase of convertible instruments (the “Instruments”) pursuant to the terms of a Convertible Instrument Investment Agreement (the “Investment Agreement”) among GreenLight and the Prepaying PIPE Investors. As of December 31, 2021, $13.5 million was received, and the remainder was received in January 2022. The Instruments had a maturity date 12 months after the date of issuance (or, if earlier, upon an event of default specified in the Instruments) and bore interest at the minimum applicable federal rate per annum, which interest was payable at maturity.

At the closing of the PIPE Financing, ENVI accepted the tender by the Prepaying PIPE Investors of their Instruments as payment toward the purchase price under the Prepaying PIPE Investors’ Subscription Agreements in an amount equal to the outstanding principal amount of the Instruments. GreenLight paid the interest accrued on the Instruments through the date of the closing of the PIPE Financing in cash, and the Instruments were canceled.

Horizon Loan Agreement

In December 2021, GreenLight entered into a loan and security agreement with Horizon Technology Finance Corporation and Powerscourt Investments XXV, LP (together, “Horizon”), which provided for a term loan facility in an aggregate principal amount of up to $25.0 million, $15.0 million of which was borrowed at the closing and the remainder of which may be borrowed following the achievement of certain milestones, but not after June 30, 2022. Under the agreement, in January 2022 the lenders were granted 10-year warrants to purchase shares of common stock of GreenLight. The warrants are exercisable in the aggregate for a number of shares equal to 3% of the total term loan facility (assuming we borrow the full facility amount of $25.0 million) divided by the exercise price of the warrants. Upon the closing of the Business Combination, the warrants became warrants to purchase shares of New GreenLight Common Stock based on the exchange ratio under the Business Combination Agreement.

Accrued interest is payable monthly. The principal of each term loan must be repaid in equal monthly installments beginning February 1, 2023 (or August 1, 2023 if we borrow any of the remaining $10.0 million), with a scheduled final maturity date of July 1, 2025. We may prepay the term loans in full, but not in part, without premium or penalty, other than a premium equal to (i) 3% of the principal amount of any prepayment made within 12 months after the applicable funding date, (ii) 2% of the principal amount of any prepayment made between 12 and 24 months after the applicable funding date and (iii) 1% of the principal amount of any prepayment made more than 24 months after the applicable funding date. On the earlier of the scheduled final maturity date and the prepayment in full of the term loans, we must pay a final payment fee equal to 3.0% of the original principal amount of the funded term loans.

The agreement contains customary affirmative and negative covenants (including an obligation to maintain certain amounts of cash in accounts subject to springing control in favor of the lenders) and customary events of default; it does not contain a financial covenant. We granted a second-priority, perfected security interest in substantially all of our present and future personal property and assets, excluding intellectual property, to secure our obligations to the lenders, which security interest is subordinated to the security interest granted to Silicon Valley Bank.

Silicon Valley Bank Loan Agreement

In September 2021, we entered into a loan and security agreement with Silicon Valley Bank, or SVB, providing for a term loan facility in an aggregate principal amount of up to $15.0 million, $10.0 million of which we borrowed at the closing and the remainder of which we may borrow following the achievement of certain milestones, but not after March 31, 2022. We have not borrowed any additional amounts from SVB at the time of this filing. At the closing, we granted SVB a 10-year warrant to purchase up to 34,427 shares of GreenLight Common Stock (assuming we borrow the entire $15.0 million from SVB). Upon the closing of the Business Combination, the warrants became warrants to purchase shares of New GreenLight Common Stock based on the exchange ratio under the Business Combination Agreement.

Accrued interest is payable monthly. The principal of each term loan must be repaid in equal monthly installments beginning April 1, 2022 (or October 1, 2022, if the Company borrows any of the remaining $5.0 million), with a scheduled final maturity date of September 1, 2024. On the earlier of the scheduled final maturity date and the prepayment in full of the term loans, the Company must pay a final payment fee equal to 4.0% of the original principal amount of the term loans. The Company may prepay the term loans in increments of $5.0 million and without premium or penalty, other than a premium equal to (i) with respect to any prepayment made on or before September 22, 2022, 3% of the principal so prepaid, (ii) with respect to any prepayment made after September 22, 2022 and on or before September 22, 2023, 2% of the principal so prepaid and (iii) with respect to any prepayment made after September 22, 2023 and on or before September 1, 2024, 1% of the principal so prepaid.

The loan and security agreement with SVB contains customary affirmative and negative covenants (including an obligation to maintain cash in accounts at SVB sufficient to repay all loan obligations) and customary events of default; it does not contain a financial covenant. We granted a first-priority, perfected security interest in substantially all of our present and future personal property and assets, excluding intellectual property, to secure our obligations to SVB.

Trinity Capital Equipment Financing Agreement

In March 2021, we entered into a master equipment financing agreement with Trinity Capital (Trinity) authorizing equipment financing with an aggregate borrowing capacity of $11.3 million, with up to $5.0 million available immediately and the remaining principal balance available to be drawn before September 2021. We entered into this loan to finance our capital purchases associated primarily with our research and manufacturing programs. The monthly payment factors for each draw are determined by Trinity based on the Prime Rate reported in the Wall Street Journal on the first day of the month in which an equipment financing schedule for such draw is executed, which as of December 31, 2021, is 3.25%. As of December 31, 2021, the Company had drawn the entire $11.3 million, which is repayable in monthly installments starting April 2021.

Other Financing Arrangements

In June and July 2020, the Company sold 40,058,691 shares of Series D Preferred Stock at a price of $2.7221 per share, resulting in net proceeds of $108.9 million.

In April and May 2020, the Company issued convertible promissory notes for net proceeds of $16.6 million (the “2020 Notes”). The 2020 Notes bore interest at 5% per annum and had a maturity date two years after their respective issuance dates. The 2020 Notes were only pre-payable with the consent of the holders. The Company was required to pay the outstanding principal amount of the 2020 Notes, together with any accrued but unpaid interest, on the respective maturity dates.

Upon the consummation of the Business Combination, all of the outstanding shares of GreenLight Preferred Stock and all of the 2020 Notes converted into shares of New GreenLight Common Stock.

Funding Future Operations; Going Concern

The Company expects that its existing cash and cash equivalents of $31.4 million as of December 31, 2021 (including approximately $13.5 million of the PIPE Prepayment), together with the net proceeds of the Business Combination and PIPE Financing, will not be sufficient to fund its operations for twelve months from the date we issued our audited consolidated financial statements for the years ended December 31, 2021, and 2020. As a result, there is substantial doubt about our ability to continue as a going concern for at least one year from the date of issuance of our financial statements, as discussed in Note 1 of the notes to our 2021 Consolidated Financial Statements.

Based on the net proceeds from the Business Combination and the PIPE Financing, together with our existing cash and cash equivalents, we are evaluating a range of opportunities to extend cash runway, including management of program spending, platform licensing collaborations and potential financing activities.

We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates through preclinical and clinical development and field trials, seek regulatory approval and pursue commercialization of any approved product candidates. We expect that our research and development and general and administrative costs will increase in connection with our planned research and development activities. In addition, in light of the completion of the Business Combination, we expect to incur additional costs associated with operating as a public company. Because of the numerous risks and uncertainties associated with research, development and commercialization of our product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future capital requirements will depend on many factors, including:

•	the design, initiation, timing, costs, progress and results of our planned clinical trials;

•	the progress of preclinical development and possible clinical trials of our current and future earlier- stage programs;

•	the scope, progress, results and costs of our research programs and preclinical development of any additional product candidates that we may pursue;

•	the development requirements of other product candidates that we may pursue;

•	our headcount growth and associated costs as we expand our research and development and establish a commercial infrastructure;

•	the timing and amount of milestone and royalty payments that we are required to make or eligible to receive under our current or future collaboration and license agreements;

•	the outcome, timing and cost of meeting regulatory requirements established by the FDA, EPA and other regulatory authorities;

•

the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the cost of expanding, maintaining and enforcing our intellectual property portfolio, including filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

•	the cost of defending potential intellectual property disputes, including patent infringement actions brought by third parties against us or any of our product candidates;

•	the effect of competing technological and market developments;

•	the cost and timing of completion of commercial-scale manufacturing activities;

•	the extent to which we partner our programs, acquire or in-license other product candidates and technologies or enter into additional collaborations;

•	the revenue, if any, received from commercial sales of any future product candidates for which we receive marketing approval; and

•	the costs of operating as a public company.

Until we can generate product revenues to support our cost structure, if any, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations and other similar arrangements. To the extent that we raise additional capital through the sale of equity or convertible securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation, dividend, redemption and other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, or other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us and/or may reduce the value of our common stock. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market our product candidates even if we would otherwise prefer to develop and market such product candidates ourselves.

Cash Flows

The following table summarizes our cash flows for each of the periods presented (in thousands):

	YEARS ENDED DECEMBER		INCREASE/ (DECREASE)
	2020	2021
Net cash (used in) operating activities	$(46,599)	$(91,832)	$(45,233)
Net cash (used in) investing activities	(10,047)	(15,039)	(4,992)
Net cash provided by financing activities	125,848	(43,531)	(82,317)

Net increase (decrease) in cash, cash equivalents and restricted cash	$69,202	$(63,340)	$(132,542)

Operating Activities

Cash flows from operating activities represent the cash receipts and disbursements related to all our activities other than investing and financing activities. Operating cash flow is derived by adjusting our net loss for non-cash operating items such as depreciation, amortization, and stock-based compensation as well as changes in operating assets and liabilities, which reflect timing differences between the receipt and payment of cash associated with transactions and when they are recognized in our results of operations.

During 2021, net cash used in operating activities was $91.8 million. Net cash used in operating activities consists of net loss of $112.3 million, adjusted for non-cash items and the effect of changes in operating assets and liabilities. Non-cash adjustments primarily include depreciation and amortization expense of $5.8 million, stock-based compensation of $2.0 million, change in fair value of warrant liabilities of $1.4 million, and non-cash interest expense of $0.8 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2021, consisted of a $11.9 million increase in accounts payable and other current liabilities, partially offset by a $0.9 million increase in prepaid expenses, other current assets and other non-current assets. The increase in accounts payable and other liabilities related to the timing of vendor invoicing and payments. The increase in prepaid expenses, other current assets and other non-current assets was primarily due to our increased level of research collaborations and manufacturing development activities related to our product candidates.

During 2020, operating activities used $46.6 million of cash, primarily resulting from our net loss of $53.3 million, adjusted for non-cash items and the effect of changes in operating assets and liabilities. Non-cash adjustments primarily include depreciation and amortization expense including gain on disposal of $1.8 million, stock-based compensation of $0.7 million and non-cash interest expense of $0.6 million. Net cash provided by changes in our operating assets and liabilities for 2020 consisted primarily of a $5.1 million increase in accounts payable, accrued expenses, deferred revenue, and deferred rent, partially offset by a $1.5 million increase in prepaid expenses and other current assets. The increase in accounts payable and accrued expenses related to our increased level of operating activities and timing of vendor invoicing and payments. The increase in deferred revenue resulted from a grant payment we received from the Bill & Melinda Gates Foundation in 2020. The increase in prepaid expenses and other assets was due to our increased level of research collaborations and manufacturing development activities related to our product candidates.

Investing Activities

During 2021, investing activities used $15.0 million of cash consisting of purchases of property and equipment, of which a substantial majority related to purchases of laboratory equipment and facilities improvements for our manufacturing plant in Rochester, New York, construction of cleanrooms and preclinical manufacturing capacity in our facility in Burlington, Massachusetts, and laboratory construction in our facility in Woburn, Massachusetts.

During 2020, investing activities used $10.0 million of cash, consisting of purchases of property and equipment, of which a substantial majority related to laboratory and facilities improvements in Research Triangle Park, North Carolina and purchases of laboratory equipment and facilities improvements for our manufacturing facility in Rochester, New York.

Financing Activities

During 2021, financing activities provided $43.5 million of cash, consisting primarily of $24.9 million of net proceeds from secured term loans, $13.5 million of net proceeds from convertible debt issuances, and net proceeds of $10.4 million from a new secured debt agreement, partially offset by $2.9 million of deferred offering costs, $1.8 million of repayments on our secured debt, and $0.6 million of payments related to our capital lease obligations.

During 2020, financing activities provided $125.8 million of cash, consisting primarily of $108.9 million of net proceeds from the issuance of Series D Preferred Stock, $16.6 million of net proceeds from the issuance of convertible notes and $1.2 million provided by tenant improvement loans, which were partially offset by $0.9 million of repayments on our note payable, capital lease obligations and tenant improvement loans.

Contractual Obligations and Commitments

Operating Lease Obligations

We have non-cancelable operating lease obligations, consisting primarily of lease payment obligations for our facilities, including our headquarters in Medford, Massachusetts; clean rooms in Burlington, Massachusetts; office, laboratory and greenhouse space in Research Triangle Park, North Carolina; laboratory and office space in Woburn, Massachusetts; and our manufacturing facilities in Rochester, New York. The leases for these facilities expire on various dates through 2026, unless extended.

In October 2021, we entered into a lease for new laboratory, office and greenhouse space in Research Triangle Park, North Carolina, with a commencement date of January 2022. The lease term expires in July 2033, unless extended. The base rent for this lease is $2.3 million per year, subject to a 3% increase each year.

See Note 18, Commitments and Contingencies — Operating Leases, of the notes to our 2021 Consolidated Financial Statements for further information on our future operating lease obligations

Purchase Obligations

In the normal course of business, we enter into contracts with third parties for field trials, preclinical studies and research and development supplies. These contracts generally do not contain minimum purchase commitments and provide for termination on notice, and therefore are cancellable contracts.

License Agreement Obligations

In December 2020, we entered into an assignment and license agreement with Bayer CropScience LLP (“Bayer”) under which we may be obligated to make milestone and royalty payments. These payment obligations are contingent upon future events, such as achieving certain development, regulatory, and commercial milestones or generating product sales. The timing of these events is uncertain; accordingly, we cannot predict the period during which these payments may become due. We have agreed to pay up to $2.0 million in milestone payments under this assignment and license agreement when certain development milestones are met. The Company assessed the milestones at December 31, 2020 and 2021, and concluded no such milestone payments were deemed probable nor due.

In August 2020, we entered into a license agreement with Acuitas Therapeutics, Inc. (“Acuitas”) under which we are obligated to make potential milestone payments, royalty payments, or both. These payment obligations are contingent upon future events, such as achieving certain clinical and regulatory milestones and generating product sales. Such payments are dependent upon the development of products using the intellectual property licensed under the agreements and are contingent upon the occurrence of future events. The potential clinical and regulatory milestone payments that Acuitas is entitled to receive is in the low double digit millions for the first option exercised. With respect to the sale of each licensed products, the Company is also obligated to pay Acuitas royalties in the low single digit percentages on net sales of the licensed products by the Company and its affiliates and sublicensees in a given country until the last to occur, in such country, of (i) the expiration or abandonment of all licensed patent rights covering the licensed product, (ii) expiration of any regulatory exclusivity for the licensed product, or (iii) ten years from the first commercial sale of the licensed product. As of December 31, 2020 and 2021, none of these events were deemed probable and hence no expenses were recorded.

Debt Obligations

See Note 10, Debt, of the notes to our 2021 Consolidated Financial Statements for further information on our future debt repayment obligations.

Manufacturing Commitments and Obligations

In November 2021, we entered into the Samsung Agreements, pursuant to which we engaged Samsung as a contract development and manufacturing organization for our mRNA COVID-19 vaccine. Pursuant to the Samsung Agreements, we must, among other things, (a) pay Samsung service fees for its pharmaceutical development and manufacturing services, (b) purchase certain minimum quantities of drug products, and (c) pay Samsung, on a minimum take-or-pay basis for each year under the agreement, for our minimum purchase commitments, as determined under the terms of the Samsung Agreements. Based on our minimum purchase commitments, we expect to pay Samsung a minimum of approximately $11.5 million in service fees under the Samsung Agreements, excluding the cost of raw materials. Based on our current schedule, we expect to incur the substantial majority of these expenses in 2022 and a portion in the first quarter of 2023. For more information related to our arrangement and agreements with Samsung, please see the section of the Annual Report titled “Business—Our Manufacturing Platform—Our Manufacturing for Human Health (mRNA)”.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these consolidated financial statements requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions. On a recurring basis, we evaluate our judgments and estimates in light of changes in circumstances, facts, and experience. The effects of material revisions in an estimate, if any, will be reflected in the consolidated financial statements prospectively from the date of the change in the estimate.

While our significant accounting policies are described in more detail in Note 2 to our 2021 Consolidated Financial Statements, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Contract Revenue

We did not recognize any collaboration revenue in the year ended December 31, 2021. As of December 31, 2020, our collaboration revenues consisted solely of payments received under the Ingredion Agreements. We apply revenue recognition guidance in accordance with Financial Accounting Standards Board Accounting Standards Codification, or ASC, Subtopic 606, Revenue from Contracts with Customers, or ASC 606, which we adopted on January 1, 2018, using the full retrospective method. Under ASC 606, we recognize revenue when our customers obtain control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods or services.

To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, we perform the following five steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) we satisfy each performance obligation. We only apply the five-step model to contracts when it is probable that we will collect consideration we are entitled to receive in exchange for the goods or services we transfer to our customer. All variable consideration, including milestones and royalties, is constrained and therefore not recognized until the cumulative revenue related to the consideration is no longer probable of reversal.

The consideration allocated to each performance obligation is recognized as revenue when control is transferred for the related goods or services. For performance obligations that consist of licenses and other promises, the Company applies judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress. The Company evaluates the measure of progress each reporting period and, if necessary, we adjust the measure of performance and related revenue recognition. The Company has determined that the license and research and development services under the Ingredion Agreements are a single combined performance obligation satisfied over time. The Company must select a single measure of progress that best depicts the Company’s measurement of progress. ASC 606-10-26-33 states that appropriate methods of measuring progress include output methods and input methods and notes that an entity should consider the nature of the good or service that the entity promised to transfer to the customer in determining the appropriate method for measuring progress. Since activities performed to research and validate one phase may be useful in researching and validating subsequent phases, the Company believes that an input method, which tracks the Company’s efforts required to perform the contracted activities during the contract term, is more representationally faithful than an output method, which might track the agreed upon deliverables that are not similar to one another.

We receive payments from our customers based on billing schedules established in each contract. Upfront payments and fees are recorded as deferred revenue upon receipt or when due until we satisfy our obligations under these arrangements. Amounts are recorded as accounts receivable when our right to consideration is unconditional.

Grant Revenue

In July 2020, we entered into a grant agreement with the Bill & Melinda Gates Foundation to advance research in in vivo gene therapy for sickle cell disease and to explore new, low-cost capabilities for the in vivo functional cure of sickle cell and/or durable suppression of HIV in developing countries. The grant agreement provides for payments to reimburse qualifying costs, including, general and administrative costs. As we are performing services under the agreement that are consistent with the Company’s ongoing central activities and we have determined that we are the principal in the agreement, we recognize grant revenue as we perform services under this agreement when the funding is committed, which occurs as underlying costs are incurred. Revenues and related expenses are presented gross in the consolidated statement of operations as we have determined that we are the primary obligor under the agreement relative to the research and development services we perform as the lead technical expert.

Stock-Based Compensation

We measure stock-based awards granted to employees, non-employees and directors based on their fair value on the date of the grant using the Black-Scholes option-pricing model for options and the fair value of our common stock for restricted common stock awards. Compensation expense for those awards is recognized over the requisite service period, which is generally the vesting period of the respective award for employees and directors and the period during which services are performed for non-employees. We use the straight-line method to record the expense of awards with service-based vesting conditions. We recognize stock-based compensation for performance awards based on grant date fair value over the service period to the extent achievement of the performance condition is probable.

The fair value of our stock option awards is estimated using a Black-Scholes option-pricing model that uses the following inputs: (1) fair value of our common stock, (2) assumptions we make for the expected volatility of our common stock, (3) the expected term of our stock option awards, (4) the risk-free interest rate for a period that approximates the expected term of our stock option awards, and (5) our expected dividend yield, if any.

Determination of the Fair Value of Common Stock

As there has not been a public market for our common stock, the estimated fair value of our common stock was determined by our board of directors as of the date of grant of each option or restricted stock award, considering our most recently available third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common stock valuations were prepared using either an option pricing method (“OPM”) or a hybrid method, both of which used market approaches to estimate our enterprise value. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock. The hybrid method is a probability-weighted expected return method (“PWERM”) where the equity value in one or more scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

These independent third-party valuations were performed at various dates, which resulted in estimated valuations of our common stock by our board of directors of $0.46 per share as of December 31, 2019, $0.65 per share as of August 1, 2020, $0.82 per share as of December 31, 2020, $1.74 per share as of May 1, 2021, $5.26 per share as of September 30, 2021, and $5.89 per share as of December 31, 2021. In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

•	the prices at which we sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

•	the progress of our research and development programs, including the status and results of our product candidates;

•	our stage of development and commercialization and our business strategy;

•	external market conditions affecting the biotechnology industry and trends within the biotechnology industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock and our preferred stock;

•	the likelihood of achieving a liquidity event given prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biotechnology industry.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different. Following the consummation of the Business Combination, the fair value of New GreenLight Common Stock will be determined based on the quoted market price on the Nasdaq Capital Market.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Recently Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is provided in Note 2 to our 2021 Consolidated Financial Statements.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.

Interest Rate Risk

As of December 31, 2020 and 2021, we had cash and cash equivalents which consisted of cash and money market funds. Interest income is sensitive to changes in the general level of interest rates; however, due to the nature of these investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our investment portfolio.

We have exposure to interest rate risk from our variable rate debt. We do not hedge our exposure to changes in interest rates. As of December 31, 2021, we had $25.0 million in variable rate debt outstanding. A 10% change in interest rates would have an immaterial impact on annualized interest expense.

Foreign Currency Exchange Risk

Our reporting and functional currency is the U.S. dollar. We currently do not have significant exposure to foreign currencies as we hold no foreign exchange contracts, option contracts, or other foreign hedging arrangements. Our operations may be subject to fluctuations in foreign currency exchange rates in the future.

Effects of Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Our operations may be subject to inflation in the future.

Emerging Growth Company Status

New GreenLight is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding nonbinding stockholder advisory votes on executive compensation and any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective, have not filed and not withdrawn a Securities Act registration statement that has not become effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. New GreenLight has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, New GreenLight, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New GreenLight’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

New GreenLight will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of ENVI’s initial public offering, (b) in which New

GreenLight has total annual gross revenue of at least $1.07 billion, or (c) in which New GreenLight is deemed to be a large accelerated filer, which means the market value of its common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which New GreenLight has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Internal Control Over Financial Reporting

In connection with the preparation and audit of our consolidated financial statements as of and for the years ended December 31, 2021 and 2020, material weaknesses were identified in our internal control over financial reporting. Please see the sections of the Annual Report titled “Risk Factors—Risks Related to our Business and Industry—Our accounting predecessor, GreenLight, has identified material weaknesses in its internal controls of financial reporting. If we are unable to remediate the material weaknesses, or if we identify additional material weaknesses or otherwise fail to maintain effective internal control over financial reporting, this may result in material misstatements or restatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations” and “—During 2021, ENVI identified two material weaknesses in its internal control over financial reporting which may result in material misstatements or restatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations” for more information.